EXHIBIT 99.1

GAMESQUARE ESPORTS INC.

CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2022

and the thirteen months ended December 31, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of GameSquare Esports Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of GameSquare Esports Inc. (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and statements of cash flows for the year and thirteen months period then ended December 31, 2022 and 2021, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2022 and 2021, and its consolidated financial performance and its consolidated cash flows for the periods then ended, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.

Material Uncertainty Related to Going Concern

We draw attention to Note 1 in the consolidated financial statements, which describe the events and conditions that indicate the existence of material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Emphasis of Matter - Material Uncertainty Related to Going Concern

We draw attention to Note 1 in the consolidated financial statements, which describe the events and conditions that indicate the existence of material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Kreston GTA LLP | 8953 Woodbine Avenue, Markham, Ontario, Canada, L3R 0J9, T. 905.474.5593 | www.krestongta.com

A member of Kreston International | A global network of independent accounting firms

2

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment assessment of intangible assets

Critical Audit Matter Description

As at 31 December 2022, included in the consolidated statement of financial position are intangible assets totaling $4,609,837, disclosed in Note 7 to the consolidated financial statements.

For intangible assets with useful lives, the Company is required to review these for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable, and at least annually, review whether there is any change in their expected useful lives. To perform impairment assessments, all intangible assets are allocated to the cash generating units (“CGUs”). An impairment loss is recognized if the carrying amount of a CGU exceeds its recoverable amount. The recoverable amount of each CGU is based on the greater of fair value less costs to dispose and value in use. To determine recoverable amount, significant assumptions are used in projecting growth rates related to revenues, expenses, earning margins and discount rates in estimating and discounting future cashflows. As a result of this assessment, management recorded an impairment loss of $701,423 during the year. These impairment assessments were a critical audit matter because there is considerable estimation uncertainty related to the projections of future cash flows.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures included, amongst others, the following:

-	We obtained and reviewed management’s impairment indicator’s memo.
-

We obtained management’s cash flow projections for Complexity and CodeRed CGUs and tested the mathematical accuracy of the underlying calculations. We also compared historical actual results to these budgeted to assess the quality of management’s forecasts.

-	We tested the appropriateness of valuation methodology used by management to calculate the recoverable amount.
-

We assessed the reasonableness of key assumptions used in management’s forecast such as growth rates related to revenue and expenses. With the assistance of a valuation expert, we also assessed reasonableness of discount rate used in the model.

We consider the underlying assumptions and measurement parameters to be reasonable.

We have served as the Company’s auditor since 2020.

/s/ Kreston GTA LLP

Chartered Professional Accountants

Licensed Public Accountants, (PCAOB Number) 6644

Markham, Canada

May 1, 2023

Kreston GTA LLP | 8953 Woodbine Avenue, Markham, Ontario, Canada, L3R 0J9, T. 905.474.5593 | www.krestongta.com

A member of Kreston International | A global network of independent accounting firms

3

GAMESQUARE ESPORTS INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

($ U.S. dollars)	December 31, 2022	December 31, 2021	November 30, 2020
		(Restated - Note 2)
ASSETS

Current
Cash	$977,413	$6,028,232	$509,592
Amounts receivable (Note 5)	8,331,120	3,085,375	294,446
Prepaid expenses and deposits	475,327	304,180	84,182
Other investments	-	-	48,311
Other current assets (Note 8)	312,900	306,419	-

Total current assets	10,096,760	9,724,206	936,531

Long-term
Equipment (Note 6)	3,001,883	3,628,758	1,094
Intangibles (Note 7)	4,609,837	7,366,442	1,821,494
Goodwill (Note 7)	-	-	1,741,696
Right-of-use asset (Note 12)	2,385,330	2,761,961	-
Reclamation deposits	-	268,531	261,169
Non-current assets held for sale (Note 9)	-	78,510	-

Total assets	$20,093,810	$23,828,408	$4,761,984

LIABILITIES

Current
Accounts payable and accrued liabilities (Note 17)	$8,029,062	$2,205,991	$651,966
Deferred revenue	1,092,982	327,045	80,702
Current portion of lease liability (Note 12)	336,229	301,354	-
Loan and credit facility payable (Note 11)	802,328	120,133	-
Consideration payable (Note 4(c))	260,000	-	-

Total current liabilities	10,520,601	2,954,523	732,668

Long-term
Deferred consideration on acquisition of Code Red	-	-	258,388
Long term loan	-	-	30,852
Lease liability, net of current portion (Note 12)	2,362,448	2,698,677	-
Reclamation provision (Note 21)	-	255,508	249,852
Deferred tax liability (Note 10)	55,096	274,458	357,887

Total liabilities	12,938,145	6,183,166	1,629,647

SHAREHOLDERS' EQUITY

Common shares (Note 13(b))	43,439,992	36,218,116	4,764,970
Share based payments reserve (Note 14)	3,296,668	3,101,014	552,752
Contingently issuable shares (Note 4(c))	131,184	52,662	-
Warrants (Note 15)	1,925,238	2,287,484	622,155
Accumulated other comprehensive income	(333,887)	135,981	86,380
Accumulated deficit	(41,303,530)	(24,059,541)	(2,893,920)

Equity attributable to owners of the parent	7,155,665	17,735,716	3,132,337
Non-controlling interest (Note 16)	-	(90,474)	-

Total Shareholders' Equity	7,155,665	17,645,242	3,132,337

Total liabilities and shareholders' equity	$20,093,810	$23,828,408	$4,761,984

Nature of operations and going concern (Note 1)

Contingencies and commitments (Notes 1 and 21)

Subsequent events (Note 23)

Approved by the Board of Directors on May 1, 2023

“JUSTIN KENNA”, Director	“TRAVIS GOFF”, Director

See accompanying notes to the consolidated financial statements.

4

GAMESQUARE ESPORTS INC.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

	Year ended	Thirteen months ended
($ U.S. dollars)	December 31, 2022	December 31, 2021
		(Restated - Note 2)
Revenue	$28,082,009	$10,891,257

Cost of sales	18,425,393	7,356,158

Gross profit (Note 22)	9,656,616	3,535,099

Other income
Interest and other income	8,434	7,680

Total other income	8,434	7,680

Expenses
Salaries, consulting and management fees (Note 17)	10,539,246	6,072,685
Player compensation	2,824,761	576,770
Professional fees	1,853,335	1,144,011
General office expenses	1,893,669	1,065,502
Selling and marketing expenses	4,040,524	1,135,102
Travel expenses	950,746	538,218
Shareholder communications and filing fees	124,198	167,115
Interest expense and financing fees	411,797	144,123
Bad debt expense	171,000	45,046
Foreign exchange (gain)	(35,273)	(2,258)
Change in provision for reclamation deposit	16,895	(75,118)
Change in fair value of consideration payable	338,522	-
Share-based compensation (Note 14, 17)	1,599,909	2,901,654
Transaction costs	-	7,815,411
Gain on disposition of assets available for sale (Note 9)	(46,915)	-
Amortization (Notes 6, 7 and 12)	2,683,292	1,493,169
Impairment on goodwill and intangibles (Note 7)	701,423	1,798,430

Total expenses	28,067,129	24,819,860

Loss for the period before income taxes	(18,402,079)	(21,277,081)
Income tax (recovery)	(304,369)	(78,731)
Loss for the period	(18,097,710)	(21,198,350)

Other comprehensive (loss) income
Items that will subsequently be reclassified to operations:
Foreign currency translation	(405,034)	49,601

Total comprehensive loss for the period	$(18,502,744)	$(21,148,749)

(Loss) for the period attributable to:
Owners of the parent	(18,111,428)	(21,165,621)
Non-controlling interest	13,718	(32,729)
	$(18,097,710)	$(21,198,350)
Basic and diluted net loss per share	$(0.07)	$(0.14)

Weighted average number of common shares outstanding - basic and diluted (Note 18)	269,072,371	156,258,509

See accompanying notes to the consolidated financial statements.

5

 GAMESQUARE ESPORTS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

($ U.S. dollars)	Share Capital	Contributed Surplus	Warrants	Contingently Issuable Shares and Options	Accumulated other comprehensive (loss) income	Non-Controlling Interest	Accumulated Deficit	Shareholders' Equity
	$	$	$	$	$	$	$	$
Balance, January 1, 2022 (Restated - Note 2)	36,218,116	3,101,014	2,287,484	52,662	135,981	(90,474)	(24,059,541)	17,645,242
Private placements (Note 13(b))	6,162,534	-	140,677	-	-	-	-	6,303,211
Share issuance costs (Note 13(b))	(64,834)	-	-	-	-	-	-	(64,834)
Contingent consideration on acquisition of Cut&Sew (Note 4(d))	-	-	-	78,522	-	-	-	78,522
Options granted (Note 14(a))	-	622,332	-	-	-	-	-	622,332
Options expired (Note 14(a))	-	(344,913)	-	-	-	-	344,913	-
Restricted share units (Note 14(b))	-	977,577	-	-	-	-	-	977,577
Restricted share units exercised (Note 14(b))	1,059,342	(1,059,342)	-	-	-	-	-	-
Warrants issued for credit facility (Notes 11, 15)	-	-	96,359	-	-	-	-	96,359
Warrants expired (Note 15)	-	-	(599,282)			-	599,282	-
Non-controlling interest on sale of Biblos (Note 16)	-	-	-	-	-	76,756	(76,756)	-
Other comprehensive (loss)	-	-	-	-	(405,034)	-	-	(405,034)
Net (loss) for the year	-	-	-	-	-	13,718	(18,111,428)	(18,097,710)
Balance, December 31, 2022	43,439,992	3,296,668	1,925,238	131,184	(269,053)	-	(41,303,530)	7,155,666

Balance, December 1, 2020 (Restated - Note 2)	4,764,970	552,752	622,155	-	86,380	-	(2,893,920)	3,132,337
Issued on acquisiton of Reciprocity	5,897,614	-	-	-	-	-	-	5,897,614
Non-controlling interest acquired on acquisition of Reciprocity	-	-	-	-	-	(57,745)	-	(57,745)
Contingent consideration on acquisition of Cut&Sew (Note 4(d))	-	-	-	52,662	-	-	-	52,662
Issued on acquisition of Complexity (Note 4(c))	8,097,100	-	-	-	-	-	-	8,097,100
Issued on acquisition of Cut&Sew (Note 4(d))	191,498	-	-	-	-	-	-	191,498
Private placements (Note 13(b))	18,344,487	-	1,526,319	-	-	-	-	19,870,806
Share issuance costs (Note 13(b))	(1,689,245)	-	161,883	-	-	-	-	(1,527,362)
Options granted (Note 14(a))	-	1,732,865	-	-	-	-	-	1,732,865
Option exercise	119,705	(36,021)	-	-	-	-	-	83,684
Restricted share units (Note 14(b))	-	1,168,789	-	-	-	-	-	1,168,789
RSUs exercised (Note 14(b))	317,371	(317,371)	-	-	-	-	-	-
Warrant exercise (Note 15)	174,616	-	(22,873)	-	-	-	-	151,743
Other comprehensive income	-	-	-	-	49,601	-	-	49,601
Net (loss) for the period	-	-	-	-	-	(32,729)	(21,165,621)	(21,198,350)
Balance, December 31, 2021	36,218,116	3,101,014	2,287,484	52,662	135,981	(90,474)	(24,059,541)	17,645,242

See accompanying notes to the consolidated financial statements.

6

GAMESQUARE ESPORTS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

($ U.S. dollars)	Year ended December 31, 2022	Thirteen months ended December 31, 2021

CASH (USED IN) PROVIDED BY:		(Restated - Note 2)
OPERATING ACTIVITIES
Net (loss)	$(18,097,710)	$(21,198,350)
Adjustment for:
Income tax recovery	(292,664)	(78,731)
Transaction costs	-	6,845,214
Gain on disposition of assets available for sale (Note 9)	(46,915)	-
Share-based compensation (Note 14)	1,599,909	2,901,654
Interest expense (Notes 11 and 12)	411,789	150,868
Change in provision for reclamation deposit	16,895	-
Change in fair value of consideration payable	338,522	-
Amortization (Notes 6, 7 and 12)	2,683,292	1,493,169
Impairment on goodwill and intangibles	701,423	1,741,696
Bad debt	171,000	45,046

	(12,514,459)	(8,099,434)

Net change in non‑cash working capital	1,148,342	(2,697,386)
Net cash flow used in operating activities	(11,366,117)	(10,796,820)

FINANCING ACTIVITIES
Proceeds received from credit facility	750,000	-
Proceeds received from long term loan	-	15,692
Repayment of loans	(149,442)	(486,699)
Principal reduction in lease liability (Note 12)	(535,147)	(264,376)
Private placement (Note 13(b))	6,303,211	19,870,806
Share issue costs (Note 13(b))	(64,834)	(1,527,362)
Proceeds from option exercise	-	83,684
Proceeds from warrant exercise	-	151,743

Net cash flow from financing activities	6,303,788	17,843,488

INVESTING ACTIVITIES
Cash acquired on acquisition of Reciprocity	-	414,481
Cash acquired on acquisition of Complexity	-	434,392
Acquistion of Cut &Sew shares	-	(2,385,117)
Cash acquired on acquisition of Cut & Sew	-	315,035
Cash received on sale of assets held for sale	49,356	-
Equipment purchase (Note 6)	(31,251)	(88,711)
Non-current assets held for sale	-	(13,122)

Net cash flow from investing activities	18,105	(1,323,042)

Effect of exchange rate changes on cash	(6,595)	(204,986)
CHANGE IN CASH	(5,050,819)	5,518,640
CASH, beginning of the period	6,028,232	509,592
CASH, end of the period	$977,413	$6,028,232

SUPPLEMENTAL INFORMATION:
Value of shares issued on acquisition of Reciprocity	-	5,897,614
Value of options issued on acquisition of Reciprocity	-	333,367
Value of shares issued on acquisiton of Cut & Sew	-	191,498
Value of shares issued on acquistion of Complexity	-	8,097,100
Value of broker warrants issued (Note 15)	-	161,883
Value of warrants issued for credit facility	96,359	-
Interest paid	11,950	14,282

See accompanying notes to the consolidated financial statements.

7

GAMESQUARE ESPORTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2022 and the thirteen months ended December 31, 2021
(Amounts in U.S. dollars)

1. NATURE AND CONTINUANCE OF OPERATIONS

GameSquare Esports Inc. (formerly Magnolia Colombia Ltd.) (the “Company” or “GameSquare”) was incorporated under the Ontario Business Corporations Act on June 01, 2009. The Company is a publicly traded company with the registered office located at 150 York Street, Suite 1008, Toronto, Ontario, M5H 3S5, Canada.

GameSquare is focused on the esports market. The Company bridges the gap between global brands and the gaming and esports communities. GameSquare does this by signing talent in the influencer, on-screen talent and player categories as well as adding new companies to its roster of global brand relationships. On October 2, 2020, the Company completed a reverse acquisition with GameSquare (Ontario) Inc., which acquired all the outstanding shares of Code Red Esports Ltd. (“Code Red”) on the same day. On December 1, 2020, the Company completed the amalgamation with GameSquare (Ontario) Inc. On March 16, 2021, the Company acquired all the outstanding shares of Reciprocity Corp. (“Reciprocity”), which owned 100% of common shares of GCN Inc. (“GCN”), 100% of common shares of GameSquare Esports (USA) Inc. and 40% of the common shares of Biblos Gaming S.A. de C.V. (“Biblos”). On June 30, 2021, the Company acquired all the outstanding shares of NextGen Tech, LLC (dba. Complexity Gaming) (“Complexity”). On July 27, 2021, the Company acquired 100% of the outstanding shares of Swingman LLC. (dba Cut+Sew and Zoned) (“Cut+Sew”). The Company was traded on the Canadian Securities Exchange (CSE) under the symbol “GSQ” and on the OTCQB Venture Market in the Unites States under the symbol “GMSQF” until April 11, 2023 (refer to Subsequent Events Note 23).

During the thirteen months ended December 31, 2021, the Company changed its fiscal year-end to December 31 and thus the comparative period covers the thirteen-month period from December 1, 2020 to December 31, 2021.

These consolidated financial statements include the accounts of the Company and its subsidiaries listed in the following table:

	Country of	Functional
Name of Subsidiary	Incorporation	Currency	Ownership Percentage
			December 31,	December 31,
			2022	2021

Code Red Esports Ltd. ("Code Red")	England and Wales	UK pound sterling	100%	100%
Stetson Oil & Gas Corporation	USA	Canadian Dollar	NA	NA
GameSquare (Ontario) Inc.	Canada	Canadian Dollar	NA	NA
GameSquare Esports (USA) Inc.	USA	U.S. Dollar	100%	100%
Biblos Gaming S.A. de C.V. ("Biblos")	Mexico	Mexican Peso	NA	40%
GCN Inc. ("GCN")	USA	U.S. Dollar	100%	100%
NextGen Tech, LLC (dba as Complexity Gaming) ("Complexity")	USA	U.S. Dollar	100%	100%
Swingman LLC. (dba Cut+Sew and Zoned) (“Cut+Sew”)	USA	U.S. Dollar	100%	100%

On May 3, 2021, Stetson Oil & Gas Corporation was dissolved. On December 1, 2021, the Company and Reciprocity were amalgamated. During the year ended December 31, 2022, the Company sold its 40% interest in Biblos.

The accompanying consolidated financial statements were prepared on a going concern basis, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. Accordingly, the consolidated financial statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and meet its liabilities and commitments in other than the normal course of business and at amounts different from those in the consolidated financial statements. Such adjustments could be material.

8

GAMESQUARE ESPORTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2022 and the thirteen months ended December 31, 2021
(Amounts in U.S. dollars)

1. NATURE AND CONTINUANCE OF OPERATIONS (continued)

As of December 31, 2022, the Company had a working capital deficit of $423,841 (December 31, 2021 – working capital of $6,769,683). On June 30, 2022, the Company entered into an agreement for a US$5 million credit facility for a one-year term, subject to extension, which will provide the Company with access to capital, if required, to execute on its strategic priorities. As of December 31, 2022, the Company had drawn down $750,000 on the credit facility (see Note 11). The Company’s continuation as a going concern is dependent upon its ability to raise equity capital or borrowings sufficient to meet current and future obligations and ultimately achieve profitable operations. Management intends to finance operating costs over the next twelve months with issuance of common shares, loans, draw downs on its credit facility or profits from its business activities. There is no assurance that the Company will be able to obtain such financings or obtain them on favorable terms. These matters represent material uncertainties that cast significant doubt on the Company’s ability to continue as a going concern.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Statement of compliance

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

The Board of Directors approved these consolidated financial statements on May 1, 2023.

Basis of presentation

These consolidated financial statements include the accounts of the Company and its subsidiaries listed in the table above (see Notes 1 and 4).

Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as the ability to affect those returns through the power to direct the relevant activities of the entity. Subsidiaries are fully consolidated from the date control is transferred to the Company and are de-consolidated from the date control ceases. The financial statements include all the assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiaries after eliminating inter-entity balances and transactions.

The acquisition method of accounting is used to account for acquisitions of subsidiaries that meet the definition of a business under IFRS 3. All intercompany balances and transactions are eliminated on consolidation. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of acquisition over the fair value of the identifiable assets, liabilities and contingent liabilities acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized immediately in the consolidated statement of loss.

Functional and presentation currency and translation

On January 1, 2022, the Company elected to change its presentation currency from Canadian dollars (“CAD”) to United States dollars (“U.S. dollars” or “USD”). The change in presentation currency is to better reflect the Company’s business activities and to improve investors’ ability to compare the Company’s financial results with other publicly traded businesses in similar industries. The Company applied the change to U.S. dollar presentation currency retrospectively and restated the comparative financial information as if U.S. dollars had always been the Company’s presentation currency.

9

GAMESQUARE ESPORTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2022 and the thirteen months ended December 31, 2021
(Amounts in U.S. dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Functional and presentation currency and translation (continued)

The functional currency of GameSquare is the Canadian dollar, and the functional currency of the Company’s subsidiaries are listed in the table in Note 1. For periods prior to January 1, 2022, the statements of financial position for each period presented have been translated from the functional currency of the Company and each of its subsidiaries to U.S. dollar at the rate of exchange prevailing at the respective financial position date with the exception of equity items which have been translated at the exchange rate prevailing at the date of the transaction. The consolidated statements of loss and comprehensive loss were translated at the average exchange rates for the respective reporting periods. Exchange differences arising on translation from the functional currency to the U.S. dollar have been recorded in accumulated other comprehensive income (loss) in the shareholders’ equity.

The following is a reconciliation of the Company’s consolidated statement of financial position as at December 31, 2021 and consolidated statements of loss and comprehensive loss and cash flows for the thirteen months ended December 31, 2021 reflecting the impact of these adjustments:

	As at December 31, 2021
	As previously reported in CAD	CAD to USD adjustment	As restated in USD
Consolidated Statement of Financial Position

Current assets	$12,328,348	$(2,604,142)	$9,724,206
Non-current assets	17,881,171	(3,776,969)	14,104,202

Total assets	$30,209,519	$(6,381,111)	$23,828,408

Current liabilities	$3,745,746	$(791,223)	$2,954,523
Non-current liabilities	4,093,274	(864,631)	3,228,643

Total liabilities	7,839,020	(1,655,854)	6,183,166

Equity	52,604,095	(10,944,819)	41,659,276
Accumulated other comprehensive income	221,183	(85,202)	135,981
Accumulated deficit	(30,341,957)	6,282,416	(24,059,541)

Equity attributable to owners of the parent	22,483,321	(4,747,605)	17,735,716
Non-controlling interest	(112,822)	22,348	(90,474)

Total Shareholders' Equity	22,370,499	(4,725,257)	17,645,242

Total liabilities and shareholders' equity	$30,209,519	$(6,381,111)	$23,828,408

10

GAMESQUARE ESPORTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2022 and the thirteen months ended December 31, 2021
(Amounts in U.S. dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Functional and presentation currency and translation (continued)

	For the thirteen months ended December 31, 2021
	As previously reported in CAD	CAD to USD adjustment	As restated in USD
Consolidated Statements of Loss and Comprehensive Loss

Gross profit	$4,437,258	$(902,159)	$3,535,099
Total other income	9,645	(1,965)	7,680
Total expenses	(31,102,068)	6,282,208	(24,819,860)

Loss for the period before income taxes	$(26,655,165)	$5,378,084	$(21,277,081)

Income tax (recovery)	(98,854)	20,123	(78,731)

Loss for the period	(26,556,311)	5,357,961	(21,198,350)

	220,299	(170,698)	49,601

Total comprehensive loss for the period	$(26,336,012)	$5,187,263	$(21,148,749)

Loss for the period attributable to:
Owners of the parent	(26,515,410)	5,349,789	(21,165,621)
Non-controlling interest	(40,901)	8,172	(32,729)

	$(26,556,311)	$5,357,961	$(21,198,350)

	For the thirteen months ended December 31, 2021
	As previously reported in CAD	CAD to USD adjustment	As restated in USD
Consolidated Statements of Cash Flow

Cash flow from operating activities	$(13,928,053)	$3,131,233	$(10,796,820)
Cash flow from financing activities	22,468,969	(4,625,481)	17,843,488
Cash flow from investing activities	(1,677,521)	354,479	(1,323,042)
Effect of exchange rate changes on cash	118,512	(323,498)	(204,986)

Change in cash	$6,981,907	$(1,463,267)	$5,518,640

11

GAMESQUARE ESPORTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2022 and the thirteen months ended December 31, 2021
(Amounts in U.S. dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Functional and presentation currency and translation (continued)

	As at November 30, 2020
	As previously reported	CAD to USD	As restated in USD
Consolidated Statement of Financial Position

Current assets	$1,214,212	$(277,681)	$936,531
Non-current assets	4,959,701	(1,134,248)	3,825,453

Total assets	$6,173,913	$(1,411,929)	$4,761,984

Current liabilities	$949,903	$(217,235)	$732,668
Non-current liabilities	1,162,933	(265,954)	896,979

Total liabilities	2,112,836	(483,189)	1,629,647

Equity	7,886,740	(1,946,863)	5,939,877
Accumulated other comprehensive income	884	85,496	86,380
Accumulated deficit	(3,826,547)	932,627	(2,893,920)

Equity attributable to owners of the parent	4,061,077	(928,740)	3,132,337
Non-controlling interest	-	-	-

Total Shareholders' Equity	4,061,077	(928,740)	3,132,337

Total liabilities and shareholders' equity	$6,173,913	$(1,411,929)	$4,761,984

Transactions in foreign currencies are translated to the respective functional currency of each subsidiary at exchange rate at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. Non-monetary items which are measured using historical cost in a foreign currency are translated to functional currency using the exchange rate at the reporting date. Foreign currency differences arising on translation are recognized in profit or loss.

Foreign operations in currencies other than the presentation currency are translated from their functional currencies into US dollars on consolidation. Assets and liabilities are translated into US dollars at the exchange rate in effect at the balance sheet date. Share capital, equity reserves, shares to be issued, accumulated other comprehensive income, and accumulated deficit are translated into US dollars at historical exchange rates. Revenues and expenses are translated into US dollars at the average exchange rate for the year. Foreign currency translation adjustment is included in other comprehensive income.

On disposal of a foreign operation the cumulative translation differences recognized in equity are reclassified to profit or loss and recognized as part of the gain or loss on disposal.

Revenue recognition

The Company generates revenue from consulting services, influencer marketing and promotion fees, broadcast talent management services, and other services. The Company recognizes serves revenue over a period of time as performance obligations are completed. In some instances, cash is received before the Company has satisfied the performance obligations and this amount is recorded as deferred revenue.

12

GAMESQUARE ESPORTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2022 and the thirteen months ended December 31, 2021
(Amounts in U.S. dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

Talent representation service revenues

Talent representation service revenue is recorded on completion of the event in which the talent management service has been provided.

Influencer promotional fees

Influencer marketing and promotional fees are recognized over the period during which the services are performed. Revenue and income from custom service contracts are determined on the percentage of completion method, based on the ratio of contract time passed in the reporting period over estimated total length of the contract.

Consulting fees and other revenues

Consulting fees and other revenues are recognized when the services have been performed.

Accounting for Business Combinations

Acquisitions of businesses are accounted for using the acquisition method whereby the assets acquired and the liabilities assumed are recorded at their fair values with any excess of the aggregate consideration over the fair value of the identifiable net assets allocated to goodwill. Acquisition-related costs are recognized in net income (loss) as incurred.

When the consideration transferred by the Company in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition date fair value and included as part of the consideration transferred in a business combination. Contingent consideration is established for business acquisitions where the Company has the obligation to transfer additional assets or equity interests to the former owners if specified future events occur or conditions are met. The fair value of contingent consideration liabilities is typically based on the estimated future financial performance of the acquired business. Financial targets used in the estimation process include certain defined financial targets and realized internal rates of return. Contingent consideration is classified as a liability when the obligation requires settlement in cash or other assets, and is classified as equity when the obligation requires settlement in the Company’s own equity instruments. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with a corresponding adjustment to goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the measurement period (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date. All other subsequent changes in the fair value of contingent consideration classified as an asset or liability are included in income (loss) in the period. Contingent consideration is classified as a liability or equity and is measured at fair value on the acquisition date. Contingent consideration that is classified as a liability is re-measured to fair value at each reporting date, with changes included in the income statement in the post-combination period. Contingent consideration that is classified as equity is not re-measured in the post-combination period.

Equipment

Equipment is initially recorded at cost and subsequently measured at cost less accumulated depreciation and accumulated impairment, if any. Depreciation is calculated using the straight-line method based on the following estimated useful lives:

Equipment	3 to 5 years
Leasehold improvements	term of the lease

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to profit or loss during the financial period in which they are incurred.

13

GAMESQUARE ESPORTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2022 and the thirteen months ended December 31, 2021
(Amounts in U.S. dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible assets

Intangible assets consist mainly of customer relationships and brand names. Customer relationships and brand names acquired through business combinations are initially recorded at their estimated fair value based on the present value of expected future cash flows.

The Company amortizes its intangible assets on a straight-line basis over the following estimated useful lives:

Customer relationships	3 to 5 years
Brand names	3 to 5 years

Goodwill

Goodwill arising on a business acquisition is recognized as an asset at the date that control is acquired (the “acquisition date”). Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer’s previously held equity interest (if any) in the entity over the fair value of the identifiable net assets.

The Company is required to, at least annually, perform impairment assessment of goodwill. To perform impairment assessments, the goodwill is allocated to the cash generating units (“CGUs”). An impairment loss is recognized if the carrying amount of a CGU exceeds its recoverable amount. The recoverable amount of each CGU is based on the greater of fair value less costs to dispose and value in use. To determine recoverable amount, significant assumptions are used in projecting earning margins, earning multiples, growth rates and discount rates in estimating and discounting future cashflows. As a result of the assessment, management recognized goodwill impairment of $1,798,430 during the thirteen months ended December 31, 2021 (Notes 4 and Note 7). No impairment losses were recognized during the year ended December 31, 2022.

Share-based payments

Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued if it is determined the fair value of the goods or services cannot be reliably measured and are recorded at the date the goods or services are received.

The Company operates an employee stock option plan. The corresponding amount is recorded to the stock option reserve. The fair value of options is determined using the Black–Scholes pricing model which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest. On exercise of a stock option, any amount related to the initial value of the stock option, along with the proceeds from exercise are recorded to share capital. On expiry of a stock option, any amount related to the initial value of the stock option is recorded to contributed surplus.

Financial instruments

Financial assets

Initial recognition and measurement

Non-derivative financial assets within the scope of IFRS 9 are classified and measured as “financial assets at fair value”, as either fair value through profit or loss (“FVTPL”) or fair value through other comprehensive income (“FVTOCI”), and “financial assets at amortized costs”, as appropriate. The Company determines the classification of financial assets at the time of initial recognition based on the Company’s business model and the contractual terms of the cash flows.

Subsequent measurement – Financial assets at amortized cost

After initial recognition, financial assets measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the Effective Interest Rate (“EIR”) method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR. Financial assets are adjusted for any expected credit losses. The Company’s cash and amounts receivable are classified as financial assets at amortized cost.

14

GAMESQUARE ESPORTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2022 and the thirteen months ended December 31, 2021
(Amounts in U.S. dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Subsequent measurement – Financial assets at FVTPL

Financial assets measured at FVTPL include financial assets management intends to sell in the short term and any derivative financial instrument that is not designated as a hedging instrument in a hedge relationship. Financial assets measured at FVTPL are carried at fair value in the consolidated statements of financial position with changes in fair value recognized in other income or expense in the consolidated statements of loss. The Company’s other investments are classified as financial assets at FVTPL.

Subsequent measurement – Financial assets at FVTOCI

Financial assets measured at FVTOCI are non-derivative financial assets that are not held for trading and the Company has made an irrevocable election at the time of initial recognition to measure the assets at FVTOCI. The Company does not measure any financial assets at FVOCI.

After initial measurement, investments measured at FVTOCI are subsequently measured at fair value with unrealized gains or losses recognized in other comprehensive income or loss in the consolidated statements of comprehensive income (loss). When the investment is sold, the cumulative gain or loss remains in accumulated other comprehensive income or loss and is not reclassified to profit or loss.

Dividends from such investments are recognized in other income in the consolidated statements of earnings (loss) when the right to receive payments is established.

Derecognition

A financial asset is derecognized when the contractual rights to the cash flows from the asset expire, or the Company no longer retains substantially all the risks and rewards of ownership.

Impairment of financial assets

The Company’s only financial assets subject to impairment are amounts receivable, which are measured at amortized cost. The Company has elected to apply the simplified approach to impairment as permitted by IFRS 9, which requires the expected lifetime loss to be recognized at the time of initial recognition of the receivable. To measure estimated credit losses, amounts receivable have been grouped based on shared credit risk characteristics, including the number of days past due. An impairment loss is reversed in subsequent periods if the amount of the expected loss decreases and the decrease can be objectively related to an event occurring after the initial impairment was recognized.

Financial liabilities

Initial recognition and measurement

Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL. All financial liabilities are recognized initially at fair value and in the case of long-term debt, net of directly attributable transaction costs.

Subsequent measurement – Financial liabilities at amortized cost

After initial recognition, financial liabilities measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the EIR method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR. The Company’s financial liabilities at amortized cost include accounts payable and accrued liabilities, long term loan and deferred consideration on acquisition of Code Red.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged, cancelled, or expires with any associated gain or loss recognized in other income or expense in the consolidated statements of loss.

15

GAMESQUARE ESPORTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2022 and the thirteen months ended December 31, 2021
(Amounts in U.S. dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments

Purchases and sales of investments are recognized on a trade date basis. Public and private investments at fair value through profit or loss are initially recognized at fair value, with changes in fair value reported in profit (loss). At each financial reporting period, the Company’s management estimates the fair value of its investments based on the criteria below and reflects such valuations in the financial statements.

Transaction costs are expensed as incurred in profit (loss). The determination of fair value requires judgment and is based on market information where available and appropriate. At the end of each financial reporting period, the Company’s management estimates the fair value of investments based on the criteria below and reflects such changes in valuations in the statements of comprehensive loss. The Company is also required to present its investments (and other financial assets and liabilities reported at fair value) into three hierarchy levels (Level 1, 2, or 3) based on the transparency of inputs used in measuring the fair value, and to provide additional disclosure in connection therewith. The three levels are defined as follows:

•	Level 1 – investment with quoted market price;
•	Level 2 – investment which valuation technique is based on observable market inputs; and
•	Level 3 – investment which valuation technique is based on non-observable market inputs.

Privately-held investments

Securities in privately-held companies (other than options and warrants) are initially recorded at cost, being the fair value at the time of acquisition. At the end of each financial reporting period, the Company’s management estimates the fair value of investments and reflects such valuations in the financial statements. The Company had previously classified its investment in Irati at Level 3. As at December 31, 2021, its investment in Irati was included in assets held for sale, and was sold during the year ended December 31, 2022. See Note 9.

Income taxes

Income tax expense is comprised of current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized in equity, in which case it is recognized in equity. Current income tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustments to tax payable in respect of previous years.

Deferred tax liabilities or assets are recognized using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

16

GAMESQUARE ESPORTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2022 and the thirteen months ended December 31, 2021
(Amounts in U.S. dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Government grants

Government grants are recognized as income when the Company qualifies for such grants and where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income over the period necessary to match the grant on a systematic basis to the costs that it is intended to compensate.

Impairment of non-financial assets

The carrying amount of the Company’s assets is reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in net loss.

The recoverable amount of assets is the greater of an asset’s fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount, however, not to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years. Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

Loss per share

Basic loss per share is computed by dividing net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted loss per share is computed similar to basic loss per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods.

New accounting standards

Effective January 1, 2022, the Company adopted the following new accounting standards. Adoption of these standards on January 1, 2022 did not have a material impact on the Company’s consolidated financial statements.

IFRS 3 – Business Combinations (“IFRS 3”) was amended. The amendments introduce new exceptions to the recognition and measurement principles in IFRS 3 to ensure that the update in references to the revised conceptual framework does not change which assets and liabilities qualify for recognition in a business combination. An acquirer should apply the definition of a liability in IAS 37 – rather than the definition in the Conceptual Framework – to determine whether a present obligation exists at the acquisition date as a result of past events. For a levy in the scope of IFRIC 21, the acquirer should apply the criteria in IFRIC 21 to determine whether the obligating event that gives rise to a liability to pay the levy has occurred by the acquisition date. In addition, the amendments clarify that the acquirer should not recognize a contingent asset at the acquisition date.

IAS 16 – Property, Plant and Equipment (“IAS 16”) was amended. The amendments introduce new guidance, such that the proceeds from selling items before the related property, plant and equipment is available for its intended use can no longer be deducted from the cost. Instead, such proceeds are to be recognized in profit or loss, together with the costs of producing those items.

17

GAMESQUARE ESPORTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2022 and the thirteen months ended December 31, 2021
(Amounts in U.S. dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

New accounting standards (continued)

IAS 37 – Provisions, Contingent Liabilities, and Contingent Assets (“IAS 37”) was amended. The amendments clarify that when assessing if a contract is onerous, the cost of fulfilling the contract includes all costs that relate directly to the contract – i.e. a full-cost approach. Such costs include both the incremental costs of the contract (i.e. costs a company would avoid if it did not have the contract) and an allocation of other direct costs incurred on activities required to fulfill the contract – e.g. contract management and supervision, or depreciation of equipment used in fulfilling the contract.

Accounting pronouncements not yet adopted

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods commencing on or after January 1, 2023. Many are not applicable or do not have a significant impact to the Company and have been excluded.

IAS 1 – Presentation of Financial Statements (“IAS 1”) was amended in January 2020 to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or noncurrent is based solely on a company’s right to defer settlement at the reporting date. The right needs to be unconditional and must have substance. The amendments also clarify that the transfer of a company’s own equity instruments is regarded as settlement of a liability, unless it results from the exercise of a conversion option meeting the definition of an equity instrument. The amendments are effective for annual periods beginning on January 1, 2023. The Company does not expect the adoption of IAS 1 to have a material impact on the consolidated financial statements.

3. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies regarding certain types of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

Estimates and underlying assumptions are based on historical experience and are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected.

Information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements:

Impairment of non-financial assets

In the determination of impairment charges, management looks at recoverable amount, which is the higher of value-in-use or fair value less costs to sell in the case of assets and at objective evidence, significant or prolonged decline of fair value on financial assets indicating impairment. The estimate of the value-in-use of cash-generating units depends on a number of assumptions, in particular market data, estimated future cash flows, and the discount rate. The estimate and their individual assumptions require that management make a decision based on the available information and market condition at each reporting period. These assumptions are subject to risk and uncertainty. Any material changes in these assumptions could result in a significant change in the recoverable value of the Company’s equipment, intangible assets, and goodwill.

Estimated useful life of equipment and intangible assets

Management estimates the useful lives of equipment and intangibles based on the period during which the assets are expected to be available for use. The amounts and timing of recorded expenses for amortization of equipment and intangibles for any period are affected by these estimated useful lives. The estimates are reviewed at each reporting date and are updated if expectations change as a result of physical wear and tear, technical or commercial obsolescence, industry trends and legal or other limits to use. It is possible that changes in these factors may cause significant changes in the estimated useful lives of the Company’s equipment in the future.

18

GAMESQUARE ESPORTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2022 and the thirteen months ended December 31, 2021
(Amounts in U.S. dollars)

3. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

Principal versus agent

The Company is required to make judgments with respect to its relationships with its consultants. Based on the terms of the arrangements, the Company determines whether it acts as the principal or an agent for the services provided to its customers. The key elements to determine if the Company acts as a principal or an agent are whether it has primarily responsible to fulfill the promise to deliver the services, whether it has inventory risk and has discretion in establishing the sales prices for the services.

Revenue recognition

In its determination of the amount and timing of revenue to be recognized, management relies on assumptions and estimates supporting its revenue recognition policy. Estimates of the percentage of completion for applicable customer projects are based upon current actual and forecasted information and contractual terms.

Expected credit losses

Determining an allowance for ECLs requires management to make assumptions about the historical patterns for the probability of default, the timing of collection and the amount of incurred credit losses, which are adjusted based on management’s judgment about whether economic conditions and credit terms are such that actual losses may be higher or lower than what the historical patterns suggest.

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees and applicable non-employees by reference to the fair value of the equity instruments. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, risk-free interest rates, volatility and dividend yield and making assumptions about them.

Fair value of investment in securities not quoted in an active market or private company investments

Where the fair values of financial assets and financial liabilities recorded on the consolidated statement of financial position cannot be derived from active markets, they are determined using a variety of valuation techniques. The inputs to these models are derived from observable market data where possible, but where observable market data are not available, judgment is required to establish fair values.

Functional currency

The Company operates in multiple jurisdictions. Judgment from management is applied in order to determine the functional currency of each entity.

Business combinations

For business combinations, the Company must make assumptions and estimates to determine the fair value of net assets being acquired. To do so, the Company must determine the acquisition date fair value of the identifiable assets acquired, including such intangible assets, and liabilities assumed. Among other things, the determination of these fair market values involves the use of discounted cash flow analyses and future sales growth. Goodwill is measured as the excess of the fair value of the consideration transferred measured at the acquisition date. These assumptions and estimates have an impact on the asset and liability amounts recorded in the consolidated statement of financial position on the acquisition date. In addition, the estimated useful lives of the acquired amortizable assets, the identification of intangible assets and the determination of the indefinite or finite useful lives of intangible assets acquired will have an impact on the Company’s future profit or loss.

Provisions and contingencies

The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events. See Note 21.

Going concern – see Note 1.

19

GAMESQUARE ESPORTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2022 and the thirteen months ended December 31, 2021
(Amounts in U.S. dollars)

4. ACQUISITIONS

a) Acquisition of Reciprocity

On March 16, 2021, the Company acquired 100% of the outstanding shares of Reciprocity, a privately held gaming and esports company. Reciprocity owned 100% of GameSquare Esports USA Inc. (formerly Reciprocity Corp of Nevada, Inc.) and GCN Inc. In addition, Reciprocity held a 40% interest in Biblos Gaming S.A. de C.V. Management determined that this acquisition met the definition of a business under IFRS 3 and therefore the transaction was accounted as a business combination.

As consideration for the acquisition, the Company issued 43,749,996 of its common shares with an estimated fair value of $5,897,614 (CAD$7,345,478) to certain shareholders of Reciprocity and 3,000,000 options of the Company with an estimated fair value of $333,367 (CAD$415,208) to option-holders of Reciprocity. The consideration shares were subject to a 12-month lock-up period, a third of which was released every four months following the closing date of March 16, 2021.

Certain Reciprocity shareholders would also be entitled to receive (i) 5.255 million common shares of the Company if the Reciprocity business generates a minimum of $5 million of revenue and $1 million of net earnings before interest, taxes, and depreciation and amortization (“EBITDA”) within 12 months of the acquisition date of March 16, 2021 (the “Acquisition Date”) and (ii) 9 million Common Shares if the Reciprocity business generates a minimum of $7 million of revenue and $1.4 million of EBITDA. In addition, the Company has agreed to grant or issue (i) up to 6,168,000 options to certain Reciprocity securityholders exercisable for 24 months to acquire an equal number of Common Shares at an exercise price of $1.00 per share if certain performance targets of Reciprocity are achieved 12 months and 24 months following the Acquisition Date and (ii) up to 3,725,000 common shares to certain Reciprocity securityholders if certain performance targets of Reciprocity are achieved 12 months and 24 months following the Acquisition Date. The estimated fair value of the contingent consideration at the date of acquisition was $nil due to the uncertainty of future performance targets.

Purchase Price Consideration Paid
Estimated fair value of shares issued	$5,897,614
Estimated fair value of options issued	333,367

$6,230,981

Net Assets Acquired (Recirpocity at March 16)
Cash	$414,481
Amounts receivable	211,452
Prepaids	8,023
Equipment	9,523
Accounts payable and accrued liabilities	(791,080)
Loan payable	(800,000)

(947,601)

Excess of purchase price over fair value of assets acquired (expensed)	7,178,582

$6,230,981

On December 1, 2021, the Company and Reciprocity were amalgamated.

20

GAMESQUARE ESPORTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2022 and the thirteen months ended December 31, 2021
(Amounts in U.S. dollars)

4. ACQUISITIONS (continued)

b) Acquisition of Complexity

On June 30, 2021, the Company acquired 100% of the issued and outstanding shares of Complexity, an esports organization in Texas USA. Management determined that this acquisition meets the definition of a business under IFRS 3 and therefore the transaction was accounted as a business combination. As total purchase consideration for the acquisition, the Company issued 83,328,750 common shares of the Company with an estimated fair value of $8,097,100 (CAD$10,035,546) to former shareholders of Complexity. The shares were subject to a 180-day trading hold post the closing date of June 30, 2021.

The following table summarizes the consideration for the acquisition:

Estimated fair value of shares issued	$14,955,257
Share consideration received	(6,858,157)

$8,097,100

The following table summarizes the preliminary accounting estimates of the acquisition with a purchase price of $8,097,100:

Cash	$434,392
Amounts receivable	90,624
Other current assets	708,490
Fixed assets	3,796,057
ROU asset	2,950,277
Brand name	4,244,501
Accounts payable and accrued liabilities	(487,253)
Lease Liability	(3,138,515)
Loans	(501,473)

$8,097,100

c) Acquisition of Cut+Sew

On July 27, 2021, the Company acquired 100% of the issued and outstanding shares of Cut+Sew, a privately held marketing agency operating in the sports and esports industries. Management determined that this acquisition meets the definition of a business under IFRS 3 and therefore the transaction is a business combination.

As consideration for the acquisition, the Company paid $2,385,117 (CAD$3,000,000) in cash and issued 2 million of its common shares with an estimated fair value of $191,498 (CAD$240,866). The shares were subject to a six-month trading hold following the closing date of July 27, 2021.

Additionally, certain members of Cut+Sew became entitled to receive (i) up to $970,045 (CAD$1,250,000) paid in common shares of the Company and up to $116,405 (CAD$150,000) paid in cash if Cut+Sew generates up to $1.0 million of EBITDA in the 12 months following the closing date of July 27, 2021 of the acquisition, and (ii) up to $1,715,040 (CAD$2,210,000) paid in common shares of the Company and up to $186,249 (CAD$240,000) paid in cash if Cut+Sew generates EBITDA of up to $1.5 million in the period of 12 to 24 months following the Closing date of July 27, 2021, for a maximum contingent consideration of up to $6.09 million (CAD$7.85 million) paid in cash and common shares. The estimated fair value of the contingent consideration at the date of acquisition was $52,662.

21

GAMESQUARE ESPORTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2022 and the thirteen months ended December 31, 2021
(Amounts in U.S. dollars)

4. ACQUISITIONS (continued)

c) Acquisition of Cut+Sew (continued)

The following table summarizes the consideration for the acquisition:

Cash	$2,385,117
Estimated fair value of shares issued	191,498
Contingent consideration - shares	52,662

$2,629,277

The following table summarizes the preliminary accounting estimates of the acquisition with a purchase price of $2,629,277:

Cash	$315,035
Amounts receivable	149,672
Prepaid expenses	4,607
Other current assets	9,000
Customer relationships	1,130,117
Brand name	1,274,387
Accounts payable and accrued liabilities	(203,435)
Deferred revenue	(50,106)

$2,629,277

During the year ended December 31, 2022, the Company revised the value of the contingent consideration, based the achievement certain of the EBITDA targets by Cut+Sew, as the Company expects to pay $260,000 in cash and issue 1,421,418 common shares of the Company with an estimated value of $131,184. The change in fair value of the contingent consideration of $338,522 is included in the statements of loss and comprehensive loss for the year ended December 31, 2022.

5. AMOUNTS RECEIVABLE

Amounts receivable balances as at December 31, 2022 and 2021 consist of:

	December 31, 2022	December 31, 2021
Trade receivables	$8,114,542	$3,047,772
HST receivable	88,874	29,090
Other receivables	127,704	8,513

Balance, end of period	$8,331,120	$3,085,375

22

GAMESQUARE ESPORTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2022 and the thirteen months ended December 31, 2021
(Amounts in U.S. dollars)

6. EQUIPMENT

	Equipment	Leasehold improvements	Total

Cost:

Balance, January 1, 2022	$238,988	$3,655,734	$3,894,722
Additions	31,251	-	31,251
Effect of foreign exchange	(583)	(115)	(698)

Balance, December 31, 2022	$269,656	$3,655,619	$3,925,275

Depreciation:

Balance, January 1, 2022	$27,434	$238,530	$265,964
Depreciation charge for the period	112,938	544,653	657,591
Effect of foreign exchange	(163)	-	(163)

Balance, December 31, 2022	$140,209	$783,183	$923,392

Net book value:
Balance, December 31, 2022	$129,447	$2,872,436	$3,001,883
Balance, January 1, 2022	$211,554	$3,417,204	$3,628,758

Cost:

Balance, December 1, 2020	$1,094	$-	$1,094
Acquisition of Reciprocity	9,523	-	9,523
Acquisition of Complexity	140,323	3,655,734	3,796,057
Additions	88,711	-	88,711
Transfer to assets available for sale	(633)	-	(633)
Effect of foreign exchange	(30)	-	(30)

Balance, December 31, 2021	$238,988	$3,655,734	$3,894,722

Depreciation:

Balance, December 1, 2020	$-	$-	$-
Depreciation charge for the period	27,548	238,530	266,078
Effect of foreign exchange	(114)	-	(114)

Balance, December 31, 2021	$27,434	$238,530	$265,964

Net book value:
Balance, December 31, 2021	$211,554	$3,417,204	$3,628,758
Balance, December 1, 2020	$1,094	$-	$1,094

23

GAMESQUARE ESPORTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2022 and the thirteen months ended December 31, 2021
(Amounts in U.S. dollars)

7. INTANGIBLES AND GOODWILL

Intangibles

The components of intangible assets as of December 31, 2022 are as follows:

	Customer relationships	Brand name	Total
Balance, November 30, 2020	$1,225,762	$595,732	$1,821,494

Acquisition of Complexity	-	4,244,501	4,244,501
Acquisition of Cut&Sew	1,130,117	1,274,387	2,404,504
Amortization	(377,612)	(661,266)	(1,038,878)
Effect of foreign exchange	22,053	(87,232)	(65,179)

Balance, December 31, 2021	$2,000,320	$5,366,122	$7,366,442

Amortization	(471,211)	(1,177,859)	(1,649,070)
Effect of foreign exchange	(109,356)	(296,756)	(406,112)
Impairment	(472,018)	(229,405)	(701,423)

Balance, December 31, 2022	$947,735	$3,662,102	$4,609,837

On June 30, 2021, the Company acquired all the outstanding shares of Complexity. The intangible assets acquired consisted of the Complexity brand name and its ties to the Dallas Cowboys. On July 27, 2021, the Company acquired all the issued and outstanding shares of Cut+Sew. The intangible assets acquired consisted of the Cut+Sew brand name and customer relationships.

The Company reviews the carrying value of its intangible assets with definite lives at each reporting period for indicators of impairment. During the year ended December 31, 2022, the Company recorded an impairment of intangible assets acquired on the acquisition of Code Red of $701,423 included in the consolidated statements of loss and comprehensive loss.

Goodwill

Changes in the carrying value of goodwill were as follows:

Balance, November 30, 2020	$1,741,696

Impairment of goodwill	(1,798,430)
Effect of foreign exchange	56,734

Balance, December 31, 2022 and 2021	$-

During the year ended December 31, 2022, the Company recorded an impairment of goodwill of $nil (thirteen months ended December 31, 2021 - $1,798,430).

8. OTHER ASSETS

Other assets consist of acquisition costs of players and security deposits. Acquisition costs of players are amortized on a straight-line basis over the players’ contract terms.

24

GAMESQUARE ESPORTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2022 and the thirteen months ended December 31, 2021
(Amounts in U.S. dollars)

9. ASSETS AND LIABILITIES HELD FOR SALE

(a) Biblos

During the year ended December 31, 2022, the Company entered into an agreement to sell it’s 40% share of Biblos for $125,000. The net carrying amount of the assets and liabilities related to Biblos was $78,085 at the date of disposition. As a result, the Company recorded a gain on the disposition of Biblos of $46,915, included in the consolidated statements of loss and comprehensive loss for the year ended December 31, 2022.

(b) Irati Energy Corporation (“Irati”)

Irati is a private company primarily focused on the development of its northern oilshale block located in Brazil.

On April 25, 2022, the Company sold its investment in Irati for $49,356 (CAD$62,635) or CAD$0.05 per common share of Irati.

10. INCOME TAXES

(a) Provision for income taxes:

Major items causing the Company’s effective income tax rate to differ from the combined Canadian federal and provincial statutory rate of 26.5% (2021 – 26.5%) were as follows:

	2022	2021
	$	$
(Loss) before income taxes	(18,402,079)	(21,277,081)

Expected income tax (recovery) based on statutory rate	(4,877,000)	(5,638,000)
Adjustment to expected income tax benefit:
Permanent differences	108,155	-
Change in benefit of tax assets not recognized	4,464,476	5,559,269
Income tax provision (recovery)	(304,369)	(78,731)

(b) Deferred Income Taxes

Income tax expense comprises current and deferred tax. It is recognized in the consolidated statement of profits and losses except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income. Interest and penalties related to income taxes, including uncertain tax treatments, are accounted for under IAS 12 – IFRIC 23. Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustments to the tax payable or receivable with respect to previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any tax arising from dividends. Current tax assets and liabilities are offset only if certain criteria are met.

Deferred tax is recognized with respect to temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:

•	Temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;
•

Temporary differences related to investments in subsidiaries, associates and joint arrangements to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; and

•	Taxable temporary differences arising on the initial recognition of goodwill.

25

GAMESQUARE ESPORTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2022 and the thirteen months ended December 31, 2021
(Amounts in U.S. dollars)

10. INCOME TAXES (continued)

(b) Deferred Income Taxes (continued)

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences, are considered, based on the business plans for individual subsidiaries in the Company. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profit improves.

Deferred income tax liabilities have been recognized in respect of the following:

	2022	2021
Deferred income tax liabilities:	$	$
Intangibles	55,096	274,458

Net deferred income tax liability	55,096	274,458

Deferred income tax assets have not been recognized in respect of the following deductible temporary differences:

	2022	2021
	$	$
Non-capital loss carry-forwards	7,247,531	5,282,822

Total	7,247,531	5,282,822

Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company can use the benefits. Certain tax pools and balances may be restricted given the change in business.

The non-capital losses for Canadian income tax purposes of approximately $4,075,259 as at December 31, 2022 (2021 - $2,809,654), expire in 2042. The Company also has non-capital losses for foreign income tax purposes of approximately $3,172,272 as at December 31, 2022 (2021 - $2,473,168).

11. LOAN AND CREDIT FACILITY PAYABLE

(a) Loan

The Company’s loan payable bore an interest rate of 20% per annum and had a maturity date of February 13, 2021 which was one year from the date of issuance. On May 18, 2021, the loan was amended to reduce the interest rate to 10% per annum and extend the maturity date to March 31, 2022. During the year ending December 31, 2022, the Company accrued an interest expense of $29,309 (thirteen months ended December 31, 2021 - $24,976) and repaid principal and interest of $149,442 (thirteen months ended December 31, 2021 - $454,842). As at December 31, 2022, the principal and accrued interest were carried at $nil (December 31, 2021 - $120,133).

26

GAMESQUARE ESPORTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2022 and the thirteen months ended December 31, 2021
(Amounts in U.S. dollars)

11. LOAN AND CREDIT FACILITY PAYABLE (continued)

(b) Credit Facility

On June 30, 2022, the Company entered into an agreement for a US$5 million credit facility (the “Facility”) for a one-year term with Goff & Jones Lending Co, LLC., a related party to the Company. The Facility matures on June 30, 2023 (the “Maturity Date”). The Company may, by written notice to the lender, extend the Maturity Date by one year from the date of the then applicable Maturity Date; provided that any such request is made no more than 90 days or less than 45 days, prior to the then applicable Maturity Date. Interest accrues on the outstanding principal amount of the Facility from and including the date of the advance of funds, as well as on all overdue amounts outstanding in respect of interest, costs or other fees, expenses or other amounts payable under the Facility, at an interest rate, calculated and payable in arrears on (i) the last business day of each calendar month, (ii) the date of any prepayment of all or any portion of the principal amount of the Facility, and (iii) the Maturity Date (each, an “Interest Payment Date”), as well as after each of maturity, default and judgment. The Facility bears interest based on the sum of the SOFR published for the second U.S. Government Securities Business Day prior to the end of the period ending on an Interest Payment Date. The Facility provides for the issuance of warrants to the lender on the date of signing of the Facility and with respect to each draw down on the Facility. During the year ended December 31, 2022, the Company drew down $750,000 on the credit facility and accrued a $50,000 structuring fee and $2,328 in interest. In addition, the Company issued 5,277,462 warrants under the terms of the Facility during the year ended December 31, 2022 (see Note 15). As at December 31, 2022, the principal and accrued interest were carried at $802,328.

12. LEASE

On June 30, 2021, the Company acquired Complexity (see Note 4(b)). Complexity leases a building in Frisco, Texas. The lease commenced on April 9, 2019 and expires in April 2029. The lease had a carrying amount of $2,950,277 at the date of acquisition of Complexity. The amortization charge during the period was $376,631 (thirteen months ended December 31, 2021 - $188,316).

The lease liability is measured at the present value of the lease payments that are not paid at the statement of financial position date. Lease payments are apportioned between interest expenses and a reduction of the lease liability using the Company’s incremental borrowing rate to achieve a constant rate of interest on the remaining balances of the liabilities. For the year ended December 31, 2022, the Company recognized $233,793 (thirteen months ended December 31, 2021 - $125,892) in interest expense related to its lease liabilities.

A reconciliation of the lease liabilities for the year ended December 31, 2022 is as follows:

	Year ended December 31, 2022	Thirteen months ended December 31, 2021

Balance, beginning of period	$3,000,031	$-
Acquisiton of Complexity	-	3,138,515
Cash outflows	(535,147)	(264,376)
Finance costs	233,793	125,892

	$2,698,677	$3,000,031

	December 31, 2022	December 31, 2021

Lease Liability - current	$336,229	$301,355
Lease Liability - non-current	2,362,448	2,698,676

	$2,698,677	$3,000,031

27

GAMESQUARE ESPORTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2022 and the thirteen months ended December 31, 2021
(Amounts in U.S. dollars)

12. LEASE (continued)

Future minimum payments due under the Company’s operating leases are as follows:

Year ended December 31	Operating Lease Payment

2023	$543,676
2024	545,808
2025	545,808
2026	545,808
Thereafter	1,273,552

Total Lease Payments	3,454,652
Less Imputed Interest	(755,975)

Total	2,698,677
Less: current portion	(336,229)

Lease Liability, Net of Current Portion	$2,362,448

13. CAPITAL STOCK

a) Authorized

The authorized share capital of the Company, which has no par value, is comprised of the following:

(i)	Unlimited common shares – common shares shall be convertible at the option of the holder into proportionate voting shares on the basis of 100 common shares per 1 proportionate voting share.
(ii)

Unlimited Proportionate Voting Shares (“PVS”) – each PVS shall be convertible at the option of the holder into common shares at a ratio of 100 common shares per PVS. Each PVS is entitled to 100 votes per PVS at shareholder meetings of the Company.

28

GAMESQUARE ESPORTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2022 and the thirteen months ended December 31, 2021
(Amounts in U.S. dollars)

13. CAPITAL STOCK (continued)

b) Share Capital

	Number of Proportionate Voting Shares	Number of common shares	Amount

Balance as of November 30, 2020	-	51,928,911	$4,764,970

Shares issued on acquisition of Reciprocity (Note 4(a))	-	43,749,996	5,897,614
Shares issued on acquisition of NextGen (Note 4(b))	-	83,328,750	8,097,100
Shares issued on acquisition of Cut&Sew (Note 4(c))	-	2,000,000	191,498
Private placements	-	61,581,477	18,344,487
Share issue costs	-		(1,689,245)
Options exercised	-	312,766	119,705
RSUs exercised	-	1,000,000	317,371
Warrants exercised	-	480,000	174,616

Balance as of December 31, 2021	-	244,381,900	$36,218,116

Private placements	-	59,855,285	6,162,534
Share issue costs	-	-	(64,834)
RSUs exercised	-	3,304,281	1,059,342
Conversion from Common to Proportionate Voting Shares	150,000	(15,000,000)	-

Balance as of December 31, 2022	150,000	292,541,466	$43,375,158

On February 19, 2021, the Company closed a non-brokered private placement financing of 2,381,477 units at a price of CAD$0.42 per Unit for gross proceeds of $792,945 (CAD$1,000,220) (the “Offering”). Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant entitles the holder thereof to acquire one additional common share at an exercise price of CAD$0.60 for a period of 36 months from issuance. In connection with the financing, the Company paid finder’s fees of $1,165 (CAD$1,470) and issued 166,703 finder warrants. Each finder warrant entitles the holder to acquire one Common Share at a price of CAD$0.60 per Common Share for a period of 36 months following issuance. The gross proceeds were prorated to common shares and warrants based on their relative fair values. See Note 15.

On March 4, 2021, the Company closed a bought deal private placement financing and upsize led by Canaccord Genuity Corp., on behalf of a syndicate of underwriters (collectively, the “Underwriters”) issuing 16,700,000 units of the Company for gross proceeds of $5,550,368 (CAD$7,014,000). Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole warrant, a "Warrant"). Each Warrant entitles the holder thereof to purchase one Common Share at an exercise price of CAD$0.60 for a period of 36 months from the closing date of the offering, subject to a Warrant acceleration right exercisable by the Company if, at any time following the date that is four months and one day from the date of the closing of the Offering, the daily volume weighted average trading price of the Company's common shares on the Canadian Securities Exchange is greater than CAD$1.00 for the preceding five consecutive trading days.

As consideration for their services with respect to the Offering, the Underwriters received fees of $395,664 (CAD$500,000), a cash commission of $388,526 (CAD$490,980) and 1,169,000 warrants of the Company (the “Broker Warrants”), exercisable for a period of 36 months following the closing date, to acquire 1,169,000 Units of the Company. Each Unit consists of one common share of the Company and one half of one common share purchase warrant. Each warrant is exercisable to purchase one common share of the Company at an exercise price of CAD$0.60 per common share for a period of 36 months from the Escrow Release Date. In addition, the Company incurred legal and other expenses totaling $126,970 (CAD$159,995) in connection with the Offering.

29

GAMESQUARE ESPORTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2022 and the thirteen months ended December 31, 2021
(Amounts in U.S. dollars)

13. CAPITAL STOCK (continued)

b) Share Capital (continued)

On March 24, 2021, 212,766 options with exercise prices of CAD$0.47 were exercised for gross proceeds of $79,624 (CAD$100,000).

On July 6, 2021, 1,000,000 shares were issued on the exercise of RSUs (see Note 13(b).

On July 22, 2021, the Company closed a bought deal private placement offering led by Canaccord Genuity Corp. acted as lead underwriter on behalf of a syndicate of underwriters, issuing 21,250,000 units of the Company at a price of CAD$0.40 per unit for gross proceeds of $6,763,747 (CAD$8.5 million). Each Unit consists of one common share of the Company and one half of one purchase warrant. Each Warrant is exercisable for one common share at an exercise price of CAD$0.60 per common share for a period of 24 months from the closing date of the offering, subject to the Warrant Acceleration Right (as defined below). If, at any time following the closing of the offering, the daily volume weighted average trading price of the common shares on the Canadian Securities Exchange is greater than CAD$1.00 per common share for the preceding 10 consecutive trading days, the Company shall have the right to accelerate the expiry date of the Warrants to a date that is at least 30 trading days following the date of such written notice and press release (the “Warrant Acceleration Right”).

On July 22, 2021, the Company also closed a concurrent non-brokered private placement whereby the Jones family and the Goff family subscribed for an additional 21,250,000 units of the Company for gross proceeds of $6,763,746 (CAD$8.5 million) on the same terms as those in the bought deal private placement offering.

As consideration for the services rendered by the Underwriters in connection with the Offering, the Company has (i) paid the Underwriters a cash commission of $473,462 (CAD$595,000), and (ii) issued an aggregate of 1,487,500 broker warrants. Each broker warrant is exercisable into that number of Units at an exercise price of CAD$0.40 for a period of 36 months from the closing date. In addition, the Company incurred legal and other expenses totaling $141,936 in connection with the Offering.

On May 30, 2022, the Company closed the first tranche of a non-brokered private placement. The Company issued 20,040,429 common shares of the Company at a price of CAD$0.14 per common share for gross proceeds of $2,215,811 (CAD$2,805,660). The Company incurred legal and other expenses totaling $38,063 in connection with the private placement.

On June 23, 2022, 15,000,000 common shares were converted into 150,000 PVS.

On July 20, 2022, the Company closed the second tranche of a non-brokered private placement. The Company issued 926,285 common shares of the Company at a price of CAD$0.14 per common share for gross proceeds of $100,652 (CAD$129,680).

On August 11, 2022, the Company closed the third tranche of a non-brokered private placement. The Company issued 8,988,571 common shares of the Company at a price of CAD$0.14 per common share for gross proceeds of $986,748 (CAD$1,258,400). The Company incurred legal and other expenses totaling $42,822 in connection with the private placement.

On September 30, 2022, the Company closed a non-brokered private placement financing of 29,900,000 units at a price of CAD$0.14 per unit for gross proceeds of $3,000,000 (CAD$4,186,000). Each unit consists of one common share of the Company and 0.20 of one common share purchase warrant. Each whole warrant entitles the holder thereof to acquire one additional common share at an exercise price of CAD$0.20 commencing on September 30, 2023 and expiring on September 30, 2027. The gross proceeds were prorated to common shares and warrants based on their relative fair values. See Note 15. The Company incurred legal and other expenses totaling $22,012 in connection with the private placement.

During the year ended December 31, 2022, 3,304,281 shares were issued on the exercise of RSUs (see Note 14(b).

30

GAMESQUARE ESPORTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2022 and the thirteen months ended December 31, 2021
(Amounts in U.S. dollars)

14. SHARE BASED PAYMENTS

a) Options

The Company has granted options for the purchase of common shares to its directors, consultants, employees and officers. The aggregate number of shares that may be issuable pursuant to options granted under the Company’s stock option plan (the “Option Plan”) will not exceed 10% of the issued common shares of the Company at the date of grant. No more than 5% of the issued shares of the Company may be granted to any one optionee. The options are non-transferable and non-assignable and may be granted for a term not exceeding five years. The exercise price of the options may not be less than the greater of CAD$0.05 and the market price, subject to all applicable regulatory requirements.

The following is a summary of stock options outstanding at December 31, 2022 and 2021 and changes during the periods then ended.

	Number of stock options	Weighted average exercise price (CAD$)
Balance, November 30, 2020	2,185,344	$0.46

Granted	14,509,241	0.45
Issued on acquisition of Reciprocity	3,000,000	0.40
Exercised	(312,766)	0.34

Balance as of December 31, 2021	19,381,819	$0.45

Granted	4,600,000	0.32
Cancelled	(1,775,861)	0.46

Balance as of December 31, 2022	22,205,958	$0.42

31

GAMESQUARE ESPORTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2022 and the thirteen months ended December 31, 2021
(Amounts in U.S. dollars)

14. SHARE BASED PAYMENTS (continued)

a) Options (continued)

Information relating to share options outstanding as at December 31, 2022 is as follows:

Exercise price (CAD$)	Options outstanding	Options exercisable	Expiry date	Weighted average grant date fair value vested	Weighted average remaining life in years
$0.40	3,000,000	3,000,000	16 March 2023	333,367	0.21
$0.61	34,483	34,483	01 October 2023	1,816	0.75
$0.41	350,000	350,000	28 April 2024	42,771	1.33
$0.48	925,000	925,000	25 November 2025	252,521	2.90
$0.44	2,000,000	1,750,000	22 January 2026	282,533	3.06
$0.50	250,000	250,000	24 February 2026	43,985	3.15
$0.47	500,000	437,500	02 March 2026	83,624	3.17
$0.44	1,000,000	1,000,000	16 March 2026	155,354	3.21
$0.47	1,100,000	850,000	28 April 2026	131,287	3.33
$0.51	2,300,000	2,300,000	05 July 2026	392,038	3.51
$0.44	6,396,475	3,228,935	21 September 2026	727,528	3.73
$0.35	200,000	50,000	16 February 2027	7,619	4.13
$0.35	1,150,000	-	01 March 2027	22,711	4.17
$0.35	950,000	450,000	24 March 2027	12,611	4.23
$0.18	1,287,500	-	31 August 2027	18,029	4.67
$0.20	312,500	312,500	31 August 2027	16,348	4.67
$0.13	250,000	-	14 September 2027	2,339	4.71
$0.20	200,000	-	21 November 2027	534	4.89

Total	22,205,958	14,938,418		$2,527,015	3.17

On January 22, 2021, the Company granted 2,000,000 options to the Chief Executive Officer of the Company. The options vest in equal quarterly instalments over a two-year period. Each option is exercisable at a price of CAD$0.44 per common share and expire January 22, 2026. The fair market value of the options of $283,601 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of CAD$0.44 based on the closing price of the Company’s shares on January 21, 2021, risk free rate of 0.44%, expected volatility of 52.7%, an estimated life of 5 years and an expected dividend yield of 0%. The fair value of the options is amortized over the vesting period. During the year ended December 31, 2022, the Company expensed $58,160 in share-based compensation related to the vesting of these options.

On February 24, 2021, the Company granted 500,000 options to consultants of the Company. The options vest in quarterly installments over one year. Each option is exercisable at a price of CAD$0.50 per common share and expire February 19, 2026. The fair market value of the options of $87,969 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of $0.50 based on the closing price of the Company’s shares on February 23, 2021, risk free rate of 0.73%, expected volatility of 52.9%, an estimated life of 5 years and an expected dividend yield of 0%. The fair value of the options is amortized over the vesting period.

On March 2, 2021, the Company granted 550,000 options to consultants of the Company. 50,000 of the options vest immediately and 500,000 vest in quarterly installments over two years. Each option is exercisable at a price of CAD$0.47 per common share and expire March 2, 2026. The fair market value of the options of $92,957 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of CAD$0.47 based on the closing price of the Company’s shares on March 1, 2021, risk free rate of 0.78%, expected volatility of 52.6%, an estimated life of 5 years and an expected dividend yield of 0%. The fair value of the options is amortized over the vesting period.

32

GAMESQUARE ESPORTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2022 and the thirteen months ended December 31, 2021
(Amounts in U.S. dollars)

14. SHARE BASED PAYMENTS (continued)

a) Options (continued)

On March 16, 2021, the Company completed the acquisition of Reciprocity (Note 4(a)) and issued 3,000,000 replacement options for Reciprocity options outstanding immediately prior to the transaction. The options are exercisable for one common share of the Company at an exercise price of $0.40 per common share for period of two years from the date of grant. The fair market value of the options of $333,367 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of CAD$0.44 based on the closing price of the Company’s shares on March 15, 2021, risk free rate of 0.31%, expected volatility of 50.1%, based on the historical volatility of comparable companies, an estimated life of 2 years and an expected dividend yield of 0%.

On March 16, 2021, the Company granted 1,000,000 options to a consultant of the Company. The options vest in quarterly installments over one year. Each option is exercisable at a price of CAD$0.44 per common share and expire March 16, 2026. The fair market value of the options of $155,354 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of CAD$0.44 based on the closing price of the Company’s shares on March 15, 2021, risk free rate of 1.03%, expected volatility of 50.1%, an estimated life of 5 years and an expected dividend yield of 0%. The fair value of the options is amortized over the vesting period. During the year ended December 31, 2022, the Company expensed $7,980 in share-based compensation related to the vesting of these options.

On March 18, 2021, the Company granted 212,766 options to consultants of the Company. The options vested immediately. Each option is exercisable at a price of CAD$0.47 per common share and expire March 18, 2026. The fair market value of the options of $34,038 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of CAD$0.46 based on the closing price of the Company’s shares on March 16, 2021, risk free rate of 1.01%, expected volatility of 50.1%, an estimated life of 5 years and an expected dividend yield of 0%.

On April 9, 2021, the Company granted 100,000 options to consultants of the Company. The options vest in quarterly installments over one year. Each option was exercisable at a price of CAD$0.43 per common share and expire April 8, 2026. The fair market value of the options of $14,083 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of CAD$0.43 based on the closing price of the Company’s shares on April 8, 2021, risk free rate of 0.95%, expected volatility of 46.5%, an estimated life of 5 years and an expected dividend yield of 0%. The fair value of the options was amortized over the vesting period.

On April 28, 2021, the Company granted 1,100,000 options to consultants of the Company. 1,000,000 of the options vest in quarterly installments over two years and 100,000 vest in quarterly installments over one year. Each option is exercisable at a price of CAD$0.47 per common share and expire April 28, 2026. The fair market value of the options of $134,423 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of CAD$0.40 based on the closing price of the Company’s shares on April 27, 2021, risk free rate of 0.93%, expected volatility of 46.3%, an estimated life of 5 years and an expected dividend yield of 0%. The fair value of the options is amortized over the vesting period. During the year ended December 31, 2022, the Company expensed $39,534 in share-based compensation related to the vesting of these options.

On April 28, 2021, the Company granted 350,000 options to a consultant of the Company. The options vest in quarterly installments over one year. Each option is exercisable at a price of CAD$0.47 per common share and expire April 28, 2024. The fair market value of the options of $42,772 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of $0.40 based on the closing price of the Company’s shares on April 27, 2021, risk free rate of 0.48%, expected volatility of 46.3%, an estimated life of 3 years and an expected dividend yield of 0%. The fair value of the options is amortized over the vesting period. During the year ended December 31, 2022, the Company expensed $4,546 in share-based compensation related to the vesting of these options.

On July 5, 2021, the Company granted 2,300,000 options to a consultant of the Company. Half of the of the options vested immediately and half of the options vested in equal monthly tranches over a six-month period commencing July 30, 2021. Each option is exercisable at a price of CAD$0.51 per common share and expire July 5, 2026. The fair market value of the options of $392,038 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of CAD$0.51 based on the closing price of the Company’s shares on July 5, 2021, risk free rate of 0.99%, expected volatility of 46.6%, an estimated life of 5 years and an expected dividend yield of 0%. The fair value of the options was amortized over the vesting period.

33

GAMESQUARE ESPORTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2022 and the thirteen months ended December 31, 2021
(Amounts in U.S. dollars)

14. SHARE BASED PAYMENTS (continued)

a) Options (continued)

On September 20, 2021, the Company granted 6,396,475 options to officers, directors and consultants of the Company. 200,000 of the options vest in two equal installments on March 13, 2022 and September 13, 2022, 450,000 of the options vest on March 13, 2022, 100,000 of the options vest on September 13, 2022, 145,000 options vest on December 31, 2021, 500,000 of the options vest in four equal instalments of 125,000 every six months starting on March 13, 2022 and 5,001,475 of the options vest in 35 monthly instalments of 138,929 starting on October 20, 2021 and the remaining 138,960 vesting on September 20, 2024. Each option is exercisable at a price of CAD$0.435 per common share and expire September 21, 2026. The fair market value of the options of $887,200 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of CAD$0.435 based on the closing price of the Company’s shares on September 17, 2021, risk free rate of 0.85%, expected volatility of 46.4%, an estimated life of 5 years and an expected dividend yield of 0%. The fair value of the options is amortized over the vesting period. During the year ended December 31, 2022, the Company expensed $424,731 in share-based compensation related to the vesting of these options.

On February 15, 2022, the Company granted 200,000 options to a consultant of the Company. The options vest on February 15, 2023. Each option is exercisable at a price of CAD$0.35 per common share and expire February 16, 2027. The fair market value of the options of $10,541 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of CAD$0.23 based on the closing price of the Company’s shares on February 14, 2022, risk free rate of 1.82%, expected volatility of 46.92%, an estimated life of 5 years and an expected dividend yield of 0%. The fair value of the options is amortized over the vesting period. During the year ended December 31, 2022, the Company expensed $7,619 in share-based compensation related to the vesting of these options.

On February 28, 2022, the Company granted 1,400,000 options to consultants of the Company. The options vest on March 1, 2023. Each option is exercisable at a price of CAD$0.35 per common share and expire March 1, 2027. The fair market value of the options of $43,204 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of CAD$0.19 based on the closing price of the Company’s shares on February 27, 2022, risk free rate of 1.64%, expected volatility of 46.95%, an estimated life of 5 years and an expected dividend yield of 0%. The fair value of the options is amortized over the vesting period. During the year ended December 31, 2022, the Company expensed $16,025 in share-based compensation related to the vesting of these options.

On March 23, 2022, the Company granted 950,000 options to a consultant of the Company. 150,000 options vested on the date of grant with the remaining options vesting in 8 equal installments every three months starting June 23, 2022. Each option is exercisable at a price of CAD$0.35 per common share and expire March 24, 2027. The fair market value of the options of $16,548 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of CAD$0.13 based on the closing price of the Company’s shares on March 22, 2022, risk free rate of 2.2%, expected volatility of 46.92%, an estimated life of 5 years and an expected dividend yield of 0%. The fair value of the options is amortized over the vesting period. During the year ended December 31, 2022, the Company expensed $12,611 in share-based compensation related to the vesting of these options.

On August 31, 2022, the Company granted 1,287,500 options to employees and consultants of the Company. 643,750 options vest on August 31, 2023 and 643,750 options vest on August 31, 2024. Each option is exercisable at a price of CAD$0.18 per common share and expire August 31, 2027. The fair market value of the options of $71,952 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of CAD$0.16 based on the closing price of the Company’s shares on August 30, 2022, risk free rate of 3.34%, expected volatility of 52.68%, an estimated life of 5 years and an expected dividend yield of 0%. The fair value of the options is amortized over the vesting period. During the year ended December 31, 2022, the Company expensed $18,029 in share-based compensation related to the vesting of these options.

On August 31, 2022, the Company granted 312,500 options to employees and consultants of the Company. The options vested immediately on the date of grant. Each option is exercisable at a price of CAD$0.20 per common share and expire August 31, 2027. The fair market value of the options of $16,348 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of CAD$0.16 based on the closing price of the Company’s shares on August 30, 2022, risk free rate of 3.34%, expected volatility of 52.68%, an estimated life of 5 years and an expected dividend yield of 0%. The fair value of the options is amortized over the vesting period. During the year ended December 31, 2022, the Company expensed $16,348 in share-based compensation related to the vesting of these options.

34

GAMESQUARE ESPORTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2022 and the thirteen months ended December 31, 2021
(Amounts in U.S. dollars)

14. SHARE BASED PAYMENTS (continued)

a) Options (continued)

On September 14, 2022, the Company granted 250,000 options to the COO of the Company. 125,000 of the options vest on September 14, 2023 and 125,000 options vest on September 14, 2024. Each option is exercisable at a price of CAD$0.13 per common share and expire September 14, 2027. The fair market value of the options of $10,547 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of CAD$0.12 based on the closing price of the Company’s shares on September 13, 2022, risk free rate of 3.39%, expected volatility of 51.81%, an estimated life of 5 years and an expected dividend yield of 0%. The fair value of the options is amortized over the vesting period. During the year ended December 31, 2022, the Company expensed $2,339 in share-based compensation related to the vesting of these options.

On November 21, 2022, the Company granted 600,000 options to directors of the Company. the options vest on March 1, 2023. Each option is exercisable at a price of CAD$0.35 per common share and expire March 1, 2027. The fair market value of the options of $16,716 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of CAD$0.19 based on the closing price of the Company’s shares on February 25, 2022, risk free rate of 1.64%, expected volatility of 44.92%, an estimated life of 4.3 years and an expected dividend yield of 0%. The fair value of the options is amortized over the vesting period. During the year ended December 31, 2022, the Company expensed $6,686 in share-based compensation related to the vesting of these options.

On November 21, 2022, the Company granted 200,000 options to employees of the Company. 100,000 of the options vest on November 21, 2023 and 100,000 of the options vest on November 21, 2024. Each option is exercisable at a price of CAD$0.20 per common share and expire November 21, 2027. The fair market value of the options of $6,510 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of CAD$0.11 based on the closing price of the Company’s shares on November 18, 2022, risk free rate of 3.26%, expected volatility of 65.34%, an estimated life of 5 years and an expected dividend yield of 0%. The fair value of the options is amortized over the vesting period. During the year ended December 31, 2022, the Company expensed $535 in share-based compensation related to the vesting of these options.

During the year ended December 31, 2022, 1,775,861 options with weighted average exercise prices of CAD$0.46, expired, unexercised.

b) Restricted share units (“RSU”)

On June 4, 2021, the Company adopted a restricted share unit (“RSU”) plan (the “RSU Plan”). The Plan provides for the grant of RSUs to employees, officers or directors of the Company and allows the Company the ability to issue on common share from treasury for each RSU held on the vesting date as determined by the board on the date of grant. The aggregate number of shares that may be issuable pursuant to RSUs granted under the Company’s RSU Plan together with the Option plan will not exceed 10% of the issued common shares of the Company at the date of grant. The number of shares to be reserved for issue under the RSU Plan together with shares reserved for issuance under the Option Plan to any one person within a twelve-month period may not exceed 5% of the number of shares issued and outstanding.

On June 4, 2021, the Company granted 2,000,000 RSUs to the Company’s Chief Executive Officer. 1,000,000 of the RSUs vested immediately and 1,000,000 of the RSUs vested 12 months following the date of grant. The estimated fair value of the RSUs on the date of grant is amortized over the vesting periods. During the year ended December 31, 2022, the Company recognized an expense of $150,389. On July 6, 2021, 1,000,000 of the RSUs were exercised for 1, 000,000 common shares of the Company and on July 26, 2022 the remaining 1,000,000 of the RSUs were exercised for 1,000,000 common shares of the Company.

On July 26, 2021, the Company granted 1,575,000 RSUs to key management of Complexity. Half of the RSUs vested on June 30, 2022 and half vest on June 30, 2023. The estimated fair value of the RSUs on the date of grant is amortized over the vesting periods. During the year ended December 31, 2022, the Company recognized an expense of $261,052. On July 15, 2022, 196,875 of the RSUs were exercised for 196,875 common shares of the Company and on July 26, 2022, 590,625 of the RSUs were exercised for 590,625 common shares of the Company.

35

GAMESQUARE ESPORTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2022 and the thirteen months ended December 31, 2021
(Amounts in U.S. dollars)

14. SHARE BASED PAYMENTS (continued)

b) Restricted share units (“RSU”) (continued)

On September 20, 2021, the Company granted 2,667,158 RSUs according to the terms of a talent agreement with a consultant of Complexity. 1,000,000 of the RSUs vested on the date of grant, 1,620,815 of the RSUs vest in thirty-five equal installments of 46,309 per month starting on October 20, 2021 and the remaining 46,343 vest on September 20, 2024. The estimated fair value of the RSUs on the date of grant is amortized over the vesting periods. During the year ended December 31, 2022, the Company recognized an expense of $271,589. On July 26, 2022, 1,416,781 of the RSUs were exercised for 1,416,781 common shares of the Company.

On February 15, 2022, the Company granted 200,000 RSUs to a consultant of the Company. The RSUs vest on February 15, 2023. The estimated fair value of the RSUs on the date of grant is amortized over the vesting periods. During the year ended December 31, 2022, the Company recognized an expense of $25,528.

On March 23, 2022, the Company granted 800,000 RSUs to a consultant of the Company. The RSUs vest in 8 equal installments every three months starting June 24, 2022. The estimated fair value of the RSUs on the date of grant is amortized over the vesting periods. During the year ended December 31, 2022, the Company recognized an expense of $57,014. On July 26, 2022, 100,000 of the RSUs were exercised for 100,000 common shares of the Company.

On August 31, 2022, the Company granted 1,250,000 RSUs to an employee of the Company. The RSU will vest on the date on which the Company’s common shares start trading on the New York Stock Exchange (“NYSE”) or NASDAQ if such date occurs prior to November 30, 2024. The estimated fair value of the RSUs on the date of grant is amortized over the vesting period. During the year ended December 31, 2022, the Company recognized an expense of $87,372.

On December 31, 2022, the Company granted 2,000,000 RSUs to the CEO of the Company. The RSUs vested immediately on the date of grant. The estimated fair value of the RSUs on the date of grant is amortized over the vesting period. During the year ended December 31, 2022, the Company recognized an expense of $124,633.

During the year ended December 31, 2022, 3,304,281 vested RSUs were exchanged for common shares of the Company. As at December 31, 2022, 6,187,877 RSUs were outstanding, of which 2,527,854 were vested.

15. WARRANTS

The following is a summary of warrants outstanding at December 31, 2022 and 2021 and changes during the periods then ended.

	Number of warrants	Weighted average exercise prices (CAD$)	Grant date fair value
Balance, November 30, 2020	13,052,900	$0.54	$622,155

Private placements	30,790,738	0.60	1,526,319
Broker warrants issued	2,823,203	0.49	161,883
Warrants exercised	(480,000)	0.40	(22,873)
Balance, December 31, 2021	46,186,841	$0.49	$2,287,484

Private placements	6,000,000	$0.20	140,677
Warrants issued for credit facility	5,277,462	0.14	96,359
Warrants expired	(12,572,900)	0.40	(599,282)
Balance, December 31, 2022	44,891,403	$0.49	$1,925,238

36

GAMESQUARE ESPORTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2022 and the thirteen months ended December 31, 2021
(Amounts in U.S. dollars)

15. WARRANTS (continued)

In connection with the private placement on February 19, 2021 (Note 13(b)), 1,190,738 warrants were issued. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.60 until February 19, 2024. The fair value of the warrants of $86,785, was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: share price of CAD$0.34, expected dividend yield of 0%, expected volatility of 52.8%, based on the historical volatility of comparable companies, a risk-free interest rate of 0.30% and an expected life of 3 years. In addition, the Company issued 166,703 broker warrants in connection with the financing. The fair value of the broker warrants of $10,570 was estimated using the Black-Scholes option pricing model with the same weighted average assumptions.

In connection with the bought deal private placement on March 4, 2021 (Note 13(b)), 8,350,000 warrants were issued. Each warrant entitles the holder to purchase one common share of the Company at a price of CAD$0.60 until March 4, 2024. The fair value of the warrants of $607,635, was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: share price of CAD$0.42, expected dividend yield of 0%, expected volatility of 52.6%, based on the historical volatility of comparable companies, a risk-free interest rate of 0.48% and an expected life of 3 years. In addition, the Company issued 1,169,000 broker warrants in connection with the financing. The fair value of the broker warrants of $73,969 was estimated using the Black-Scholes option pricing model with the same weighted average assumptions.

In connection with the bought deal private placement on July 22, 2021 (Note 13(b)), 21,250,000 warrants were issued. Each warrant entitles the holder to purchase one common share of the Company at a price of CAD$0.20 until July 22, 2023. The fair value of the warrants of $832,169, was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: share price of CAD$0.40, expected dividend yield of 0%, expected volatility of 46.6%, based on the historical volatility of comparable companies, a risk-free interest rate of 0.45% and an expected life of 2 years. In addition, the Company issued 1,487,500 broker warrants with exercise prices of CAD$0.40 in connection with the financing. The fair value of the broker warrants of $77,374 was estimated using the Black-Scholes option pricing model with the same weighted average assumptions.

On June 30, 2022, 4,494,286 warrants were issued in connection with a credit facility (Note 11). Each warrant entitles the holder to purchase one common share of the Company at a price of CAD$0.14 until June 30, 2024. The fair value of the warrants was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: share price of CAD$0.105, expected dividend yield of 0%, expected volatility of 48.06%, based on the historical volatility of comparable companies, a risk-free interest rate of 3.1% and an expected life of 2 years. The estimated fair value of the warrants of $69,215 is included in interest and financing fees in the consolidated statements of loss and comprehensive loss.

In connection with the private placement on September 30, 2022 (Note 13(b)), 6,000,000 warrants were issued. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.20 commencing on September 30, 2023 until September 30, 2027. The fair value of the warrants of $140,677, was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: share price of CAD$0.09, expected dividend yield of 0%, expected volatility of 64.69%, based on the historical volatility of comparable companies, a risk-free interest rate of 3.32% and an expected life of 5 years.

On December 23, 2022, 783,176 warrants were issued in connection with a draw down on a credit facility (Note 11). Each warrant entitles the holder to purchase one common share of the Company at a price of CAD$0.13 until June 30, 2024. The fair value of the warrants was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: share price of CAD$0.125, expected dividend yield of 0%, expected volatility of 78.29%, based on the historical volatility of comparable companies, a risk-free interest rate of 3.9% and an expected life of 1.5 years. The estimated fair value of the warrants of $27,144 is included in interest and financing fees in the consolidated statements of loss and comprehensive loss.

During the year ended December 31, 2022, 12,572,900 warrants, with exercise prices of CAD$0.40, expired, unexercised.

37

GAMESQUARE ESPORTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2022 and the thirteen months ended December 31, 2021
(Amounts in U.S. dollars)

15. WARRANTS (continued)

At December 31, 2022, outstanding warrants to acquire common shares of the Company were as follows:

Exercise price (CAD$)	Number of warrants	Expiry date	Weighted average remaining life in years
$0.60	21,250,000	22 July 2023	0.56
$0.60	1,357,441	19 February 2024	1.14
$0.60	9,519,000	04 March 2024	1.18
$0.14	4,494,286	30 June 2024	1.50
$0.13	783,176	30 June 2024	1.50
$0.40	1,487,500	22 July 2024	1.56
$0.20	6,000,000	30 September 2027	4.75

Total	44,891,403		1.41

16. NON-CONTROLLING INTEREST

On March 16, 2021, the Company acquired all the issued and outstanding common shares of Reciprocity (see Note 4(a)) which held a 40% interest in Biblos. During the year ended December 31, 2022, the Company entered into an agreement to sell it’s 40% interest in Biblos (see Note 9).

The following summarizes the changes in non-controlling interest in Biblos for the year ended December 31, 2022:

Balance, December 1, 2020	$-
Non-controlling interest acquired on acquisiton of Reciprocity	(57,745)
Share of profit for the period	(32,729)

Balance, December 31, 2021	$(90,474)
Share of profit for the period	13,718
Non-controlling interest on sale of Biblos	76,756

Balance, December 31, 2022	$-

17. RELATED PARTY TRANSACTIONS

Key management personnel compensation:

	Year ended December 31, 2022	Thirteen months ended December 31, 2021
Short term employee benefits	$1,088,077	$1,138,250
Share-based payments	386,370	783,644
Short term employee benefits	$1,474,447	$1,921,894

The Company recorded $386,370 in share-based compensation related to the vesting of options and RSUs granted during the year ended December 31, 2022 and the 13 months ended December 31, 2021 (see Notes 14(a) and (b)).

38

GAMESQUARE ESPORTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2022 and the thirteen months ended December 31, 2021
(Amounts in U.S. dollars)

17. RELATED PARTY TRANSACTIONS (continued)

Other related party transactions:

Included in accounts payable and accrued liabilities at December 31, 2022 is $152,097 (December 31 - $178,244) owed to the chairman of the board of directors of the Company. This amount is due on demand, unsecured, and non-interest bearing.

On June 30, 2022, the Company entered into an agreement for a US$5 million credit facility (the “Facility”) for a one-year term with Goff & Jones Lending Co, LLC., a related party to the Company by virtue of one of its directors. The Facility matures on June 30, 2023 (the “Maturity Date”). During the year ended December 31, 2022, the Company drew down $750,000 on the credit facility and accrued a $50,000 structuring fee and $2,328 in interest. In addition, the Company issued 5,277,462 warrants under the terms of the Facility during the year ended December 31, 2022 (see Note 15). As at December 31, 2022, the principal and accrued interest were carried at $802,328.

See Notes 11 and 21.

18. NET LOSS PER SHARE

The number of shares used to calculate the diluted net loss per share for the year ended December 31, 2022 included the weighted average number of the Company’s common shares outstanding of 269,072,371 (for the thirteen months ended December 31, 20210 – 156,258,509), plus nil shares related to the dilutive effect of the conversion of stock options and warrants as they would be anti-dilutive.

19. CAPITAL MANAGEMENT

The Company's primary objective with respect to its capital management is to ensure that it has sufficient cash resources to fund the identification and evaluation of potential acquisitions. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity or by securing strategic partners. The outcome of these activities is uncertain. The Company's capital management objectives, policies and processes have remained unchanged during the year ended December 31, 2022 and the thirteen months ended December 31, 2021.

The Company is not subject to any capital requirements imposed by a lending institution or regulatory body.

20. FINANCIAL INSTRUMENTS & FINANCIAL RISK MANAGEMENT

The fair value of the Company’s cash, amounts receivable, accounts payable and accrued liabilities and credit facility approximate carrying value, due to their short-term nature and in consideration of impairments and allowances recorded.

The Company’s financial instruments are exposed to certain financial risks including credit risk, liquidity risk, interest rate risk, price risk and currency risk.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or a third party to a financial instrument fails to meet its contractual obligations.

The Company is subject to credit risk on its cash and amounts receivable. The carrying amount of amounts receivable represents the maximum credit exposure and reflects management’s assessment of the credit risk associated with these parties. The Company’s cash and deposits are held with major financial institutions.

39

GAMESQUARE ESPORTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2022 and the thirteen months ended December 31, 2021
(Amounts in U.S. dollars)

20. FINANCIAL INSTRUMENTS & FINANCIAL RISK MANAGEMENT (continued)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages liquidity risk through its capital management as outlined in Note 19.

The Company has planning, budgeting and forecasting processes to help determine its funding requirements to meet various contractual and other obligations. The Company maintained a cash balance as at December 31, 2022 of $977,413 (December 31, 2021 - $6,028,232) in order to settle current liabilities. Most of the Company’s short-term financial liabilities have contractual maturities of 30 days or less and are subject to normal trade terms. As at December 31, 2022, the Company had accounts payable and accrued liabilities of $8,029,062 (December 31, 2021 - $2,205,991).

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange rates.

(a) Interest rate risk

The Company’s cash consists of cash held in bank accounts and fixed income investments that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not generally have a significant impact on their estimated fair values. Future cash flows from interest income on cash will be affected by interest rate fluctuations. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity. The Company’s sensitivity analysis suggests that a change in interest rates of 1% would increase or decrease net income by approximately $9,774.

(b) Currency risk

Currency risk exposures arise from transactions denominated in a foreign currency and exposure as a result of the Company’s investment in its foreign subsidiary. Fluctuations in exchange rates may have a significant effect on the cash flows of the Company. Future changes in exchange rates could materially affect the Company’s results in either a positive or negative direction.

The functional currency of GameSquare is the Canadian dollar, and the functional currency of the Company’s subsidiaries are listed in the table in Note 1. The Company is affected by currency transaction and translation risk primarily with respect to the GBP and Canadian dollar. Consequently, fluctuations in the U.S. dollar against these currencies could have a material impact on the Company’s business, financial condition, and results of operations. The Company does not engage in hedging activity to mitigate this risk.

The following summary illustrates the fluctuations in the exchange rates applied during the year ended December 31, 2022:

A $0.01 strengthening or weakening of the GBP against the U.S. dollar would result in an increase or decrease in other comprehensive income of approximately $113. A $0.01 strengthening or weakening of the U.S. dollar against the Canadian dollar would result in an increase or decrease in other comprehensive income of approximately $36,257.

21. CONTINGENCIES AND COMMITMENTS

Management Commitments

The Company is party to certain management contracts. These contracts require payments of approximately $2,000,000 to be made upon the occurrence of a change in control to the officers of the Company. The Company is also committed to payments upon termination of approximately $867,000 pursuant to the terms of these contracts. As a triggering event has not taken place as of the end of the year, these amounts have not been recorded in these consolidated financial statements.

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GAMESQUARE ESPORTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2022 and the thirteen months ended December 31, 2021
(Amounts in U.S. dollars)

21. CONTINGENCIES AND COMMITMENTS (continued)

Former Activities

The Company was previously involved in oil and gas exploration activities in Canada, the United States and Colombia. The Company ceased all direct oil and gas exploration activities in 2014. While management estimated that the exposure to additional liabilities from its former oil and gas activities over and above the reclamation deposits held in trust for the Alberta Energy Regulator of CAD$346,815 ($256,065) to be remote, the outcome of any such contingent matters is inherently uncertain.

Legal Matters

From time to time, the Company is named as a party to claims or involved in proceedings, including legal, regulatory and tax related, in the ordinary course of its business. While the outcome of these matters may not be estimable at period end, the Company makes provisions, where possible, for the estimated outcome of such claims or proceedings. Should a loss result from the resolution of any claims or proceedings that differs from these estimates, the difference will be accounted for as a charge to net income (loss) in that period.

COVID-19

The Company’s operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease, including the respiratory illness caused by COVID-19. The Company cannot accurately predict the impact COVID-19 will have on its operations and the ability of others to meet their obligations with the Company, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company’s operations and ability to finance its operations.

Government Assistance Loans

On May 27, 2020, the Company received a $31,551 (CAD$40,000) Canada Emergency Business Account (“CEBA”) loan from the Government of Canada via its commercial bank. On January 11, 2021, the Company received an additional $15,775 (CAD$20,000) increasing the loan to $47,326 (CAD$60,000). The loan was interest free until December 31, 2022 and matures on December 31, 2025. If $31,551 (CAD$40,000) loan is repaid by December 31, 2022, the remaining $15,775 (CAD$20,000) would be forgiven. If the loan was not repaid by December 31, 2022, interest at 5% would be charged per annum commencing on January 1, 2023 until maturity on December 31, 2025. The loan is unsecured. On October 8, 2021, the Company repaid $31,551 (CAD$40,000) of the loan and on November 30, 2021, the remaining $15,775 (CAD$20,000) was forgiven. The gain on the loan forgiveness is included in salaries, consulting and management fees in the consolidated statements of loss.

On June 30, 2021, the Company acquired Complexity (see Note 4(b)). Complexity had a Paycheck Protection Program (“PPP”) loan from J.P. Morgan in the amount of $501,473 under the PPP established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan was subject to a note dated April 15, 2020 and may be forgiven to the extent proceeds of the loan are used for eligible expenditures such as payroll and other expenses described in the CARES Act. The loan expires in two years from drawn down date. On July 15, 2021, the Company received full forgiveness of the balance. The gain on the loan forgiveness is included in salaries, consulting and management fees in the consolidated statements of loss.

22. REVENUE AND SEGMENTED INFORMATION

IFRS 8 requires operating segments to be determined based on the Company’s internal reporting to the Chief Operating Decision Maker (“CODM”). The CODM has been determined to be the Company’s Chief Executive Officer as he is primarily responsible for the allocation of resources and the assessment of performance. The CODM uses net income, as reviewed at periodic business review meetings, as the key measure of the Company’s results as it reflects the Company’s underlying performance for the period under evaluation.

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GAMESQUARE ESPORTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2022 and the thirteen months ended December 31, 2021
(Amounts in U.S. dollars)

22. REVENUE AND SEGMENTED INFORMATION (continued)

The CODM’s primary focus for review and resource allocation is the Company as a whole and not any component part of the business. Having considered these factors, management has judged that the Company having three operating segments under IFRS 8.

Year ended December 31, 2022
	United Kingdon	USA	Canada	Mexico	Total
Revenue channel	$	$	$	$	$

Sponsorship	-	7,922,721	-	-	7,922,721
Winning/Player buyout/Other	-	1,460,894	-	99,848	1,560,742
Total Team Revenue	-	9,383,615	-	99,848	9,483,463

Cost of Sales	-	5,740,391	-	51,951	5,792,342
Gross profit	-	3,643,224	-	47,897	3,691,121

Influencer / on screen talent representation	4,976,874	-	-	-	4,976,874
Digital media	-	11,747,442	-	-	11,747,442
Total Agency Revenue	4,976,874	11,747,442	-	-	16,724,316

Cost of sales	4,035,575	7,168,655	-	-	11,204,230
Gross profit	941,299	4,578,787	-	-	5,520,086

Content production	-	1,874,230	-	-	1,874,230

Cost of sales	-	1,428,821	-	-	1,428,821
Gross profit	-	445,409	-	-	445,409

Non-current assets	293,075	9,703,975	-	-	9,997,050

Thirteen months ended December 31, 2021*
	Europe	USA	Canada	Mexico	Total
Revenue channel	$	$	$	$	$

Sponsorship	-	1,176,493	-	-	1,176,493
Winning/Player buyout/Other	-	998,371	-	212,078	1,210,449
Total Team Revenue	-	2,174,864	-	212,078	2,386,942

Cost of Sales	-	2,100,671	-	193,407	2,294,078
Gross profit	-	74,193	-	18,671	92,864

Influencer / on screen talent representation	4,545,294	-	-	-	4,545,294
Digital media and marketing	-	3,959,021	-	-	3,959,021
Total Agency Revenue	4,545,294	3,959,021	-	-	8,504,315

Cost of sales	3,491,763	1,570,317	-	-	5,062,080
Gross profit	1,053,531	2,388,704	-	-	3,442,235

Non-current assets	975,461	12,831,104	268,531	29,106	14,104,202

* Comparative figures have been reclassified to conform with presentation adopted for the current period.

Substantially all of the Company’s revenues are recognized as services are rendered throughout the term of the contract for the year ended December 31, 2022.

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GAMESQUARE ESPORTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2022 and the thirteen months ended December 31, 2021
(Amounts in U.S. dollars)

23. SUBSEQUENT EVENTS

Acquisition by Engine Gaming and Media Inc.

On April 11, 2023, the Company announced that it completed its previously announced plan of arrangement (the "Arrangement") with Engine Gaming and Media, Inc. (“Engine”) resulting in the Engine acquiring all of the issued and outstanding securities of the Company. As a result of the completion of the Arrangement, the Company’s common shares have been halted from trading on the Canadian Securities Exchange and will be subsequently delisted. The combined entity is now known as GameSquare Holdings, Inc. (“GameSquare Holdings”) with shares traded on the Nasdaq Capital Market and TSX Venture Exchange under the ticker symbol GAME.

Prior to the closing of the Arrangement, Engine closed a public offering of 7,673,000 subscription receipts (the "Subscription Receipts") at an issue price of US$1.25 per Subscription Receipt, including the partial exercise of an over-allotment option, for aggregate gross proceeds of $9,591,250. As a result of the closing of the Arrangement, the Subscription Receipts were consolidated on the same ratio as the Consolidation (as discussed below) and automatically exchanged on a one-to-one basis for common shares of the GameSquare Holdings without any further action on the part of the holder and without payment of additional consideration. GameSquare Holdings enacted a reverse stock split to consolidate (the “Consolidation”) the outstanding common shares on the basis of one new common share for every four existing common shares. As a result, GameSquare Holdings has approximately 12.9 million shares outstanding following completion of the Consolidation, the Arrangement and the conversion of the Subscription Receipts.

The board of directors of GameSquare Holdings includes Justin Kenna, Tom Walker, Travis Goff, Jerami Gorman, Tom Rogers (Executive Chairman), Lou Schwartz, and Stu Porter. These directors shall hold office until the first annual meeting of the shareholders of GameSquare Holdings following the closing, or until their successors are duly appointed or elected. The management team of GameSquare Holdings includes Justin Kenna as Chief Executive Officer, Lou Schwartz as President, Mike Munoz as Chief Financial Officer, Sean Horvath as Chief Revenue Officer, Paolo DiPasquale as Chief Strategy Officer, Tyler "Ninja" Blevins as Chief Innovation Officer, John Wilk as General Counsel, and Matt Ehrens as Chief Technology Officer.

Other Subsequent Events

Subsequent to December 31, 2022, the Company granted 3,261,112 RSUs 4,808,966 RSUs were exercised for 4,808,966 common shares of the Company and 30,000 RSUs were cancelled.

On February 22, 2023, the Company granted 1,000,000 options, with exercise prices of $0.13, to a consultant of the Company.

On March 10, 2023, 1,421,418 common shares of the Company were issued for consideration on the acquisition of Cut&Sew.

On March 16, 2023, 3,000,000 options with exercise prices of CAD$0.40, expired, unexercised.

On March 24, 2023, 441,025 common shares were issued in settlement of outstanding amounts payable.

On April 3, 2023, 150,000 Proportionate Voting Shares were converted to 15,000,000 common shares of the Company.

On April 3, 2023, 199,000 common shares of the Company were issued for consideration on Reciprocity.

On April 10, 2023, 1,250,000 common shares of the Company were issued for consideration on the acquisition of Reciprocity.

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